SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Exhibit 1

BRASKEM S.A.

CNPJ/MF No. 42.150.391/0001-70

FISCAL COUNCIL’ OPINION

The members of the Fiscal Council of BRASKEM S.A., in the exercise of the authority set forth in article 163, items II, III and VII of Law No. 6,404/76, at a meeting held on this date, at the Company’s headquarters, after the analysis of the Annual Administration Report, of the Financial Statements and the respective Notes of the Company, as well as the proposal of allocation of results and distribution of dividends, pertaining to the fiscal year ended on December 31, 2010, and the respective Independent Auditors’ Opinion, with no provisions, have unanimously concluded that the analyzed documents properly reflect the financial and equity situation of the Company, issuing a favorable opinion regarding the approval of the documents by the Company’s Annual Shareholders’ Meeting.

São Paulo/SP, March 16, 2011.

Marcos Antonio Silva Menezes	Ismael Campos de Abreu
Full Member and Chairman	Full Member

Aluizio da Rocha Coelho Neto	Manoel Mota Fonseca
Full Member	Full Member

              Antonio Luiz Vianna de Souza

                         Full Member

10. OFFICERS’ COMMENTS

10.1 Officers’ comments on financial matters of the Company

(a) Comments on general financial and equity conditions of the Company

The Company’s officers consider that it presents financial and equity conditions compatible with its area of operation and they are sufficient to implement its sustainable growth and development plan and to fulfill all of its obligations, acting in a proactive manner in search of the best opportunities, aiming at the creation of value to its shareholders and the increase of competitiveness in the whole production chain of the petrochemical and plastics sector.

The Company has been consistently expanding its businesses, increasing its production capacity and, as a consequence, the generation of cash.

The Company has liquid exposure to the Dollar (that is, liabilities attached to this currency that are greater than the assets). Notwithstanding that, the Company’s officers believe that such exposure is adequate due to the following reasons:

(i)    the effect of the exchange variation does not have a direct impact on the Company’s cash in the short term, since this amount represents the effect of the exchange variation, mainly in relation to the Company’s indebtedness, and shall be disbursed upon the maturity of the debts; and

(ii)   the Company’s cash generation occurs in great part in Dollars, so that, even though the exchange variation may have a negative accounting effect in the short-term, there is a positive net impact on the Company’s cash flow in the medium term.

The Company adopts market and credit risk management procedures in conformity with its Financial Management Policy and the Risk Management Policy, in order to protect its cash flow and reduce the volatility of the financing of its working capital and investment programs.

(b) Comments on the capital structure and possibility of redemption of shares or quotas

The officers show in the table below the evolution of the Company’s capital structure in relation to the last three fiscal years:

	2010	2009	2008
Capital Market	38%	35%	34%
Brazilian Governmental Agents	26%	20%	15%
Foreign Governmental Agents	1%	1%	1%
Structured Transactions	22%	34%	40%
Acquisition of Investments	3%	0%	0%
Working Capital	10%	10%	10%

The Company seeks to diversify its sources of funding, obtaining funds from the capital market, from governmental agents, by means of working capital and other structured transactions. Between 2008 and 2010, the Company had a significant increase of the exposure with Brazilian governmental agents, which started to represent 26% of the entire exposure of the company in 2010 (against 15% in 2008 and 20% in 2009). This growth is in line with the company’s strategy of strengthening its relationship with the Brazilian agents and especially the governmental agents, obtaining funds at competitive costs.

A great part of the Company’s debt is attached to the American Dollar, and this percentage was, at the end of 2010, of 63%, compared to 65% at the end of 2009 and 72% at the end of 2008. With that, the total amount of the Company’s debt, when expressed in Reais, may vary from one year to the other, due to exchange variations.

The net debt at the end of 2010 was of R$ 9.8 billion, representing a 40% increase, when compared to the R$ 7.0 billion registered on December 31, 2009, and a decrease of 31% when compared to the nominal net debt of 2008 (R$ 10.2 billion). The increase verified in 2010 results mainly from the following factors: (i) the addition of the balance of R$ 5.5 billion of indebtedness of Quattor to the 2010 statements, which was not included in 2009; (ii) the amount of funds allocated to operational and strategic investments in 2010, greater than 2009; (iii) a mechanical increase of the indebtedness inventory contracted by means of the contractual interest and monetary variations provisions; which was partially offset by: (iv) yearly valorization of 4.3% of the Real in relation to the Dollar, reducing the indebtedness inventory in foreign currency, when expressed in Reais; (v) EBITDA of R$ 3.8 billion generated in 2010. When expressed in American Dollars, the Company’s net debt was of US$ 5.9 billion on December 31, 2010, representing an increase of 47%, when compared to the US$ 4.0 billion registered on December 31, 2009, and a decrease of 8% when compared to the nominal net debt of 2008 (US$ 4.4 billion).

As disclosed in the Material Fact of January 22, 2010, which mentions, among other subjects, the transaction related to the shares issued by Quattor Petroquímica S.A. (“Quattor Petroquímica”), the Company made a capital increase with the purpose of reinforcing its capital structure, in order to maintain the Company’s financial flexibility to continue with its investment and expansion program in the international market. In this regard, the Board of Directors, at a meeting held on March 3, 2010, resolved to increase the Company’s share capital by R$ 4.5 billion.

In relation to the redemption of shares or quotas, the officers represent that they are not aware of any study and/or proposal with the purpose of promoting the redemption of shares or quotas issued by the Company and/or companies controlled thereby. It must be stressed that for a transaction of this kind to be implemented, (i) resolution by the general meeting and (ii) approval of the holders of at least 50% of the shares of the respective relevant class are necessary. In such case, when applicable, the general meeting shall comply with criteria that allow the payment of a fair amount for the redeemed shares.

(c) Comments on the payment ability in relation to the financial commitments undertaken

The Company’s officers believe that the liquidity and financial leverage levels are appropriate for the Company to fulfill its present and future obligations and take commercial opportunities as they arise.

The Company’s payment ability, however, may be affected by several risk factors, pointed out in item 4 of the Reference Form.

In summary, it is possible to say that the Company’s main cash needs encompass: (i) working capital needs, (ii) debt service, (iii) capital investments related to investments in operation, maintenance and expansion of the industrial premises, (iv) funds necessary to acquire equity ownership in other petrochemical companies, and (v) payment of dividends pertaining to the shares and/or interest on net equity.

To meet such cash needs, the Company has traditionally relied on its cash flow resulting from its operational activities, with long and short-term loans and with the sale of debt instruments in the Brazilian and international capital markets.

The officer’s opinion is corroborated by the risk classification agencies, which have, since 2007, attributing good ratings to the Company in relation to its peers. The Company, since 2007, is positioned only one level below the investment grade. See below a table indicating the rating attributed to the Company by the main agencies:

	2010	2009	2008	2007
Fitch	BB+ Stable	BB+ Stable	BB+ Stable	BB+ Positive
Standard & Poor’s	BB+ Stable	BB+ Stable	BB+ Stable	BB+ Stable
Moody’s	Ba1 Stable	Ba1 Stable	Ba1 Stable	Ba1 Stable

In January, 2011, Fitch altered the outlook of Braskem’s rating from stable to positive, placing the company in review for a possible upgrade.

The maintenance of the Company’s ratings, even after the economic and financial crisis at the end of 2008 and beginning of 2009 shows the Company’s success in administering its capital structure in a challenging scenario for the petrochemical industry and the market as a whole.

Furthermore, is must be mentioned that the Company limits its exposure to credit risk by means of sales to a broad client base in the internal and external market and through the continuous analysis of its clients’ credits. In both markets, the Company uses Credit Scoring and requests personal/corporate guarantees, when necessary. In the external market, the Company uses a credit insurance company, sales secured by letters of credit and other forms of guarantees. Finally, it must be pointed out that the Company makes provisions for bad debtors, which has historically been sufficient to cover the losses with uncollectable instruments.

(d) Comments on sources of funding used for working capital and investments in non-current assets

The Company’s funding needs are met by means of the use of the classical raising instruments, especially by funding from several Brazilian and international institutions. The Company also has an excellent relationship with the capital market, having totaled issuances in the Brazilian and the international markets. Among its several sources of funding are the eurobonds, medium term-notes, perpetual bonds, debentures, Investment Funds in Credit Rights, exchange agreement advances, export prepayments, Bank Loan Agreements and Export Credit Notes. The good relationship the Company has maintained with certain financial institutions and its transparency and diligence in the capital market have guaranteed the offer of prices and timeframes compatible with the respective transactions and even advantageous in relation to the market, in some cases.

(e) Comments on sources of funding for working capital and investments in non-current assets to be used to cover liquidity shortfalls

The officers believe they may cover possible Company’s liquidity shortfalls by means of the combination of: (i) funds arising from the Company’s general transactions, (ii) funds resulting from financings, including new raisings and financing of the existing debt, and (iii) funds resulting from the reduction of the operational cycle and subsequent decrease of the need for funding of working capital.

To ensure the Company’s financial soundness, avoiding liquidity shortfalls in the short term, the Company maintains a minimum level of cash that is sufficient to fulfill its short-term obligations, in addition to having a revolving credit facility (stand by) of US$ 350 million, which does not have withdrawal restriction clauses in adverse market moments (Material Adverse Change – MAC Clause). The banks that take part in this transaction are first class, with a low level of default (Credit Default Swap) and high rating. Furthermore, several financial institutions have undertaken to supply funds to the Company in the future, including BNDES, provided certain conditions precedent to the disbursement are complied with, which conditions the officers believe will be met by the Company.

(f) Comments on indebtedness levels and the characteristics of such debts

The table below shows the evolution of the Company’s financial leverage in the last 3 fiscal years, measured by the “Net Debt/EBITDA” index:

	2010		2009
	(R$)	(US$)	(R$)	(US$)
Net Debt	9.8 billion	5.9 billion	7.0 billion	4.0 billion
EBITDA	3.8 billion	2.2 billion	2.5 billion	1.2 billion
Net Debt / EBITDA	2.6 x	2.7 x	2.8 x	3.3 x

The Company’s financial leverage level, measured by “Net Debt/EBITDA” index, increased between 2009 and 2010. Despite the valorization of the Real in relation to the North American Currency during 2010, which by itself would lead to the decrease of the outstanding balance of the portion of the indebtedness in foreign currency, when expresses in Reais, we have had, in 2010, on the other hand, the addition of the portion of Quattor’s indebtedness, which are included in this year’s statements, and which were not part of the previous year’s statements. The EBITDA variation of 2010 also reflects the effect of the addition of Quattor’s results in the accounting statements and results in an improvement of the “Net Debt/EBITDA” index of this year. The officers believe that the Company’s indebtedness profile may be summarized by the table below:

	2010	2009	2008
Short-term debts	R$ 1,724 million	R$ 2,207 million	R$ 3,306 million
Long-term debts	R$ 11,004 million	R$ 7,935 million	R$ 9,830 million
Debts in Reais	37%	34%	26%
Debts subject to exchange variation of Dollar	63%	65%	72%
Debts subject to variation in other currencies	1%	1%	1%
Unsecured debts	77%	78%	64%
Debts covered by guarantees	23%	22%	36%
Main types of guarantees	Mortgages, pledge of machinery and equipment, bank guarantee and insurance policy

It is also worth mentioning that a great part of the domestic financings was contracted with development financial institutions that offer better conditions than those of the private market.

The Company’s financing strategy has been to keep on extending the average term of maturity of its debt, including with the repayment of short-term debts by means of long-term loans and the issuance of long-term debt instruments to increase the liquidity levels and improve its strategic, financial and operational flexibility. The financing strategy for the next years establishes the maintenance of proper liquidity and a debt maturity profile compatible with the estimated generation of cash flows. In addition, the officers believe that the capital expenditures will not affect in a negative manner the quality of the indebtedness indexes or the disciplined approach in the capital allocation.

The Company’s officers now describe below (i) the loan and financing agreements that they deem relevant, (ii) other long-term relationships with financial institutions, (iii) degree of subordination among the debts and (iv) any restrictions imposed to the issuer.

(i) relevant loan and financing agreements

The officers stress that due to the merger of companies into the Company, they have included in this item, “relevant loan and financing agreements”, the agreements that were executed by the Company’s predecessors, including, among others, OPP Química S.A. (and its predecessor OPP Petroquímica S.A.), Trikem S.A. (“Trikem”), Companhia Petroquímica do Sul (“Copesul”), IQ Soluções & Química S.A. (current name of Ipiranga Química S.A. – “Quantiq”), Ipiranga Petroquímica S.A. (“Ipiranga Petroquímica”) and Petroquímica Paulínia S.A.

Debentures

In September, 2006, the 14th issuance of non-convertible and unsecured debentures, in one single series of 50,000 debentures, each with par value of R$ 10,000, was made. The principal amount of such debentures will fully mature in September, 2011, and the debentures are compensated with interest at the rate of 103.5% of the CDI per year, payable on a half-yearly basis on the previous period, in March and September of each year.

Fixed-rate Notes

In July, 1997, Trikem issued and sold Notes compensated at interest of 10.625% per year, maturing in 2007, at the total amount of US$ 250.0 million. The Company undertook Trikem’s obligations regarding such instruments as a result of the merger of Trikem into the Company in January, 2004. In July, 2005, the Company repurchased such securities, altered and reformulated their terms and the Notes were then compensated by interest at the yearly rate of 9.375%, paid in a half-yearly basis in June and December of each year, maturing in June, 2015. In August, 2005, the Company exchanged US$ 150.0 million of the total of the principal amount of such Notes for US$ 150.0 million of the total of the principal amount of notes issued by one of our controlled companies in June, 2005 and guaranteed by the Company.

In January, 2004, the Company issued and sold Notes at 11.75% with the total of the principal amount at US$ 250.0 million. The interest on such securities is paid on a half-yearly basis and pertains to the period matured in January and July of each year. The maturity of such securities shall be in January, 2014.

In April, 2006, the Company issued and sold perpetual bonds with the total of the principal amount at US$ 200.0 million and interest of 9.00% per year. The interest on such securities is paid every quarter and pertains to the period matured in January, April, July and October of each year. The Company may, at its discretion, redeem such securities, in whole or in part, for 100% of the principal amount plus interest accrued and additional amounts, if any, at any date of payment of interest as from April, 2011, provided that, if the redemption is partial, at least US$ 100 million of the total principal amount remains outstanding.

In September, 2006, the Company issued and sold Notes at 8.00% per year, with the total of the principal amount at US$ 275.0 million. The interest on such securities is paid on a half-yearly basis and pertains to the period matured in January and July of each year. The maturity of such securities is in January, 2017.

In June, 2008, the Company issued and sold Notes at 7.250% per year, with the total of the principal amount at US$ 500.0 million. The interest on such securities is paid on a half-yearly basis and pertains to the period matured in June and December of each year, maturing in June, 2018.

In May, 2010, the Company issued and sold Notes compensated at interest of 7.00% per year, maturing in 2020, at the total amount of US$ 750.0 million. The interest on such securities is paid on a half-yearly basis and pertains to the period matured in May and November of each year. The maturity of such securities is in May, 2020.

In October, 2010, the Company issued and sold perpetual bonds with the total principal amount at US$ 450.0 million, with interest at 7.375% per year. The interest on such securities is paid every quarter and pertains to the period matured in January, April, July and October of each year. The Company may, at its discretion, redeem such securities, in whole or in part, and must pay the equivalent to 100% of the principal amount plus interest accrued and additional amounts, if any, on any date of payment of interest as from October, 2015.

Bank Credit Facility

In June, 2004, the Company entered into a collateral loan agreement in the global amount of R$ 152.7 million to finance the capital expenses in some of the plants located in Pólo Petroquímico de Camaçari and in Alagoas made in 2004 and 2005. The loans pertaining to such agreement are guaranteed by a mortgage on the PVC plant located in São Paulo and the chlorine and soda plant located in Pólo Petroquímico de Camaçari, as well as by an interest in the money for the purchase of machinery and equipment that the Company has and which it will purchase with the funds from this loan. Pursuant to such loan agreement, the Company shall invest up to R$ 65.4 million of its own funds, according to an investment schedule, as a condition precedent for the disbursements of the loans. On this loan, interest at the rate of 8.50% per year is assessed, which must be paid every quarter, pertaining to the period matured until June, 2008 and from then on, monthly in relation to the period matured until June, 2016. The principal amount of such agreement must be paid in 96 equal and monthly installments, starting on July 30, 2008. On December 31, 2010, the outstanding principal amount of such loan agreement was of R$ 105.0 million.

On March, 2005, the Company also took out a loan in yens at the amount equivalent to US$ 50.0 million, by means of a syndicated credit agreement dated March, 2005. The funds resulting from such loan were used with capital expenditures related to Braskem+ program. On this loan, interest at the TIBOR rate is assessed, plus 0.95% per year, which must be paid on a half yearly basis, pertaining to the matured period. The principal amount must be paid in 11 equal installments, beginning in March, 2007 and maturing in March, 2012. Ninety-five percent of the commercial risk and ninety-seven point five percent of the political risk of such loan are secured by an insurance of Nippon Export and Investment Insurance, for which the Company pays a fixed premium in yens. On December 31, 2010, the outstanding principal amount of this agreement was of US$ 17.7 million.

In September, 2005, the Company also took out a loan in yens at the amount equivalent to US$ 60.0 million by means of a syndicated credit agreement dated June, 2005. The funds from such loan were used with capital expenditures related to the Braskem+ program. On this loan interest at the TIBOR rate is assessed, plus 0.95% per year, which must be paid on a half-yearly basis pertaining to the matured period. The principal amount shall be paid in 11 equal installments as from June, 2007, maturing in June, 2012. Ninety-five percent of the commercial risk and ninety-seven point five percent of the political risk of such loan are secured by an insurance of Nippon Export and Investment Insurance, for which the Company pays a fixed premium in yens. On December 31, 2010, the outstanding principal amount of this agreement was of US$ 22.2 million.

In May, 2007, the Company entered into a secured credit agreement in the total principal amount of R$ 113.3 million to fund capital expenditures of 53 projects in certain plants located at Pólo de Camaçari and in Alagoas, performed in 2006 and 2007. The loans related to such agreement were granted upon a letter of guarantee. On such loans, interest at the rate of 8.05% per year is assessed, which must be paid every quarter pertaining to the period matured until June, 2008 and from then on, on a monthly basis, on the matured period, until May, 2016. The principal amount must be paid in 96 equal and monthly installments, beginning in July, 2008. On December 31, 2010, the outstanding principal amount of such agreement was of R$ 76.8 million.

In April, 2010, the Company signed a syndicated agreement in the amount of US$ 210.0 million to fund the acquisition of the assets of Sunoco Chemicals. On such amount, interest at the LIBOR rate is assessed, plus 2.625% per year, which must be paid every quarter and pertains to the period matured in April and October of each year. The principal amount must be paid on a half-yearly basis from April, 2013 until April, 2015. Subsequently, the Company’s administration made a swap transaction which locked the LIBOR quotation for the transaction’s period at 1.8280% per annum. With that, the transaction had its LIBOR + 2.625% per annum cost changed to 4.453% per annum. On December 31, 2010, the outstanding principal amount of such agreement was of US$ 211.5 million.

Credit Facilities for Export Prepayment

In July, 2006, Ipiranga Petroquímica signed with a financial institution an export prepayment agreement at the amount of US$ 95.0 million. On such amount, interest at the LIBOR rate is assessed, plus 1.00% per year, which must be paid on a monthly basis pertaining to the matured period. The principal amount of such credit facility must be paid on a monthly basis from August, 2009 until the maturity, in June, 2013. On December 31, 2010, the outstanding principal amount of such export prepayment agreement was of US$ 30.7 million.

In July, 2006, Ipiranga Petroquímica signed with a financial institution an export prepayment agreement at the amount of US$ 75.0 million. On such amount, interest at the LIBOR rate is assessed, plus 0.78% per year, which must be paid on a monthly basis pertaining to the matured period. The principal amount of such credit facility must be paid on a monthly basis from August, 2009 until the maturity, in July, 2014. On December 31, 2010, the outstanding principal amount of such agreement was of US$ 57.5 million.

In April, 2007, the Company signed with a financial institution an export prepayment agreement at the amount of US$ 150.0 million. On such amount, interest at the LIBOR rate is assessed, plus 0.77% per year, which must be paid on a half-yearly basis as from October, 2007, pertaining to the matured period. The principal amount must be paid in three half-yearly installments, as from April, 2014. On December 31, 2010, the outstanding principal amount of such agreement was of US$ 150.0 million.

In November, 2007, Ipiranga Petroquímica signed with a financial institution an export prepayment agreement at the amount of US$ 150.0 million. On such amount, interest at the LIBOR rate is assessed, plus 1.40% per year, which must be paid on a half-yearly basis pertaining to the matured period. The principal amount must be paid on a monthly basis from December, 2011 until the maturity date, in November, 2013. On December 31, 2010, the outstanding principal amount of such agreement was of US$ 143.8 million.

In October, 2008, the Company signed a syndicated export prepayment agreement in the amount of US$ 725.0 million. On such amount, interest at the LIBOR rate is assessed, plus 1.75% per year, which must be paid on a half-yearly basis, pertaining to the matured period. The principal amount must be paid on a half-yearly basis from October, 2011 until October, 2013. Subsequently, the Company’s administration made a swap transaction which locked the LIBOR quotation for the period of the transaction at 3.85% per annum. With that, the export prepayment transaction had its LIBOR + 1.75% per annum cost changed to 5.6% per annum. On December 31, 2010, the outstanding principal amount of such agreement was of US$ 400.0 million.

In March, 2010, the Company signed with a financial institution an export prepayment agreement in the amount of US$ 100.0 million. On such amount, interest at the LIBOR rate is assessed, plus 2.50% per year, which must be paid on a half-yearly basis as from September, 2011, pertaining to the matured period. The principal amount must in five half-yearly installments as from March, 2013. Subsequently, the Company’s administration made a swap transaction which locked the LIBOR quotation for the period of the transaction at 2.17% per annum. With that, the export prepayment transaction had its LIBOR + 2.50% per annum cost changed to 4.67% per annum. On December 31, 2010, the outstanding principal amount of such agreement was of US$ 100.0 million.

In May, 2010, the Company signed with a financial institution an export prepayment agreement at the amount of US$ 150.0 million. On such amount, interest at the LIBOR rate is assessed plus 2.40% per year, which must be paid on a half-yearly basis as from November, 2011, pertaining to the matured period. The principal amount must be paid at the maturity of the agreement, in May, 2015. On December 31, 2010, the outstanding principal amount of such agreement was of US$ 150.0 million.

In June, 2010, Quattor Participações signed with a financial institution an export prepayment agreement at the amount of US$ 150.0 million. On such amount, interest at the LIBOR rate is assessed, plus 2.60% per year, which must be paid on a half-yearly basis as from December, 2010, pertaining to the matured period. The principal amount must be paid at the maturity of the agreement, in June, 2016. On December 31, 2010, the outstanding principal amount of such agreement was of US$ 150.0 million.

In December, 2010, the Company signed with a financial institution an export prepayment agreement in the amount of US$ 100.0 million. On such amount, interest at LIBOR rate is assessed, plus 2.47% per year, which must be paid on a half-yearly basis as from June, 2011, pertaining to the matured period. The principal amount must be paid in five half-yearly installments as from December, 2015. On December 31, 2010, the outstanding principal amount of such agreement was of US$ 100.0 million.

Export Credit Note Facilities

In December, 2005, Quattor Petroquímica obtained from a financial institution an export credit note facility at the amount of R$ 100.0 million. On such amount, interest at the rate of 106% of CDI per year is assessed, which must be paid on a half-yearly basis as from January, 2011, pertaining to the matured period. The principal amount must be paid in three half-yearly installments as from March, 2013. On December 31, 2010, the outstanding principal amount of such agreement was of R$ 100.0 million.

In November, 2006, the Company obtained from a financial institution an export credit note facility at the amount of US$ 78.0 million. On such amount, interest at the rate of 8.1% per year is assessed, which must be paid on a half-yearly basis as from May, 2007, pertaining to the matured period. The principal amount must be paid at the agreement’s maturity date, in May, 2018. On December 31, 2010, the outstanding principal amount of such agreement was of US$ 78.0 million.

In April, 2007, the Company obtained from a financial institution an export credit note facility at the amount of US$ 50.0 million. On such amount, interest at the rate of 7.87% per year is assessed, which must be paid on a half-yearly basis as from October 2007, pertaining to the matured period. The principal amount must be paid at the agreement’s maturity date, in March, 2018. On December 31, 2010, the outstanding principal amount of such agreement was of US$ 50.0 million.

In May, 2007, the Company obtained from a financial institution an export credit note facility at the amount of US$ 75.0 million. On such amount, interest of 7.85% per year is assessed, which must be paid on a half yearly basis as from November, 2007, pertaining to the matured period. The principal amount must be paid on the agreement’s maturity date, in May, 2019. On December 31, 2010 the outstanding principal amount of such agreement was of US$ 75.0 million.

In January, 2008, the Company obtained from a financial institution an export credit note facility at the amount of US$ 150.0 million. On such amount, interest of 7.3% per year is assessed, which must be paid on a half-yearly basis, pertaining to the matured period. The principal amount must be paid at the agreement’s maturity date, in February, 2020. On December 31, 2010, the outstanding principal amount of such agreement was of US$ 150.0 million.

In April, 2008, Quattor Química (former Petroquímica União) obtained from a financial institution an export credit note facility at the amount of R$ 450.0 million. On such amount, interest at the rate of 110% of the CDI per year is assessed, which must be paid on a yearly basis as from March 2011, pertaining to the matured period. The principal amount must be paid in seven yearly installments as from March, 2011 with final maturity date in March 2017. On December 31, 2010, the outstanding principal amount of such agreement was of R$ 450.0 million.

In June, 2010, the Company obtained from a financial institution an export credit note facility at the amount of R$ 200.0 million. On such amount, interest at the rate of 12.13% per year is assessed, which must be paid at the agreement’s maturity date. The principal amount must be paid on the maturity date of the agreement, in June, 2014. On December 31, 2010, the outstanding principal amount of such agreement was of R$ 200.0 million.

Loans from BNDES to promote development

In June, 2005, the Company obtained two credit facilities from BNDES, at the total principal amount of approximately R$ 336.2 million. The funds of the first credit facility were of R$ 84.2 million and were used to fund the capital expenditures related to (1) a project to increase by 50,000 tons the annual production capacity of the PVC plant in Alagoas, and (2) a project to use polypropylene in the disposable plastics market. The funds from the second credit facility total R$ 252.0 million, and were used to fund capital expenditures related to (1) a project to increase by 100,000 tons the annual production capacity of one of polypropylene plants located at Pólo Petroquímico de Triunfo, and (2) projects related to quality, productivity, environment, health and safety in the Company’s plants.

In December, 2006, the Company obtained a third credit facility from BNDES, with the total principal amount at approximately R$ 48.4 million. The funds from this third credit facility were used to fund capital expenditures related to (1) the construction of a new salt well in Maceió, Alagoas, to supply the Vinyls unit and (2) the replacement of certain equipment of the PVC plant in Camaçari.

These credit facilities are guaranteed by a mortgage on one of the Company’s plants located at Pólo Petroquímico de Triunfo (including the plot in which the plant is located, as well as certain equipment, machinery and improvements of the plant). The interest on the first and second tranches of the second credit facility is paid every quarter, from July 15, 2005 to January 15, 2007, and on a monthly basis from then on until the maturity date. The outstanding principal amount of the first and second tranches of the second credit facility shall be paid in 48 monthly, equal and consecutive installments as from February 15, 2007. The interest on the third tranche of the second credit facility is paid every quarter, from July 15, 2005 until July 15, 2008, and on a monthly basis until the maturity date. The outstanding principal amount of the third tranche of the second credit facility shall be paid in 42 monthly, equal and successive installments as from August 15, 2008.

On December 31, 2010, the outstanding principal amount of the first one of such credit facilities was of R$ 1.8 million, the total amount of the second facility was of R$ 50.6 million and the total outstanding amount of the third one was of R$ 21.2 million.

In May, 2009, the Company entered into with BNDES a Credit Facility Agreement at the amount of R$ 555.6 million, compensated at TJLP, plus 3.17% per year. The total term for the transaction is of 8 years, 2 of which consist of a grace period and the last payment is scheduled for June, 2017. Such financing is intended for the implementation of the Ethylene-Ethanol Unit at Pólo de Triunfo, in Rio Grande do Sul, pertaining to the Polietileno Verde project, described in item 10.10(a) of this Form, subitem “investments in progress”. On December 31, 2010, the total outstanding amount of such credit facility was of R$ 456.2 million.

In December, 2009, the Company entered into with BNDES a Credit Limit Agreement at the amount of R$ 500 million. This agreement is intended to fund the company’s industrial projects, in addition to other projects pertaining to health, safety and environment. From the R$ 500.0 million, R$ 80.5 million are compensated at the currency basket plus 2.58% per annum, the remaining amount is compensated at TJLP plus 2.58% per annum. The term of the transaction is of 6.0 years, and there will be an eighteen-month grace period and the last payment is scheduled for January, 2017. On December 31, 2010, the total outstanding amount of such facility was of R$ 321.2 million.

In October, 2006, the then Petroquímica União – QQ entered into a financing agreement with BNDES at the amount of R$ 295.0 million. This loan has as its purpose to allow the expansion of the ethylene production of the plant in Santo André from 467 ktons/year to 700 ktons/year. This financing has as its guarantee one of the plants of Quattor Quimica located between the cities of Mauá and Santo André. The first installment of such loan is of R$ 29.0 million and it is indexed to the currency basket, plus 3.0% per annum. The other installments of such financing are indexed to the TJLP and are added by rates between 0% and 3.5% per year. The payment of interest was made every quarter from October, 2006 to November, 2009, and from this period on the payment of interest is made on a monthly basis, as well as the repayment of the principal amount, which was originally composed of 72 installments. In December, 2010, the total amount of the financing was R$ of 232.6 million.

In October, 2006, Petroquímica União – QQ entered into with BNDES a financing agreement of R$ 205.2 million divided into 3 facilities. This financing was intended to supplement funds for the expansion project of the ethylene plant located at Santo André from 467 ktons/year to 700 ktons/year. This financing has as its guarantee one of the plants of Quattor Química located between the cities of Mauá and Santo André. The first facility is of R$ 20.5 million and is indexed to the currency basket, plus 2.80% per annum. The other facilities are indexed to the TJLP plus 2.8% to 3.3% per annum. The interest was paid every quarter from August, 2007 to August, 2009, and from such date on they were paid on a monthly basis, as well as the principal amount of the financing composed of 78 repayment installments. In December, 2010 the total amount of the loan was of R$ 150.3 million.

In June, 2008, Polietilenos União entered into with BNDES a financing agreement of R$ 240.2 million divided into 4 facilities. This loan had as its purpose the financing of the expansion of the polyethylene plant in Capuava from 120 ktons/ per annum to 320kton/ per annum. The first facility is of R$ 23.8 million and is indexed to the currency basket plus 2.50% per annum. The other facilities are indexed to the TJLP plus 1.0% to 3.0% per annum. The interest was paid every quarter from June, 2006 to July, 2009, and from such date on they were paid on a monthly basis, as well as the principal amount of the financing, composed of 60 repayment installments. In December, 2010, the total amount of the loan was of R$ 161.1 million.

In September, 2007, Petroquímica União – QQ entered into with BNDES a financing agreement of R$ 118.6 million divided into 3 facilities. This loan had as its purpose the financing of the gas duct, 97.5 km in length, from REVAP in São José dos Campos to RECAP located in Mauá, in addition to the 1.5 km extension from Mauá to PQU. Such financing has as its guarantee the mortgage of Quattor Química’s plant located between the cities of Mauá and Santo André. The first facility is of R$ 11.6 million and is indexed to the currency basket plus 2.8% per annum. The other facilities are indexed to the TJLP plus 2.8% per annum. The interest was paid every quarter from July 2007 to October 2010, and from such date on the interest has been paid on a monthly basis, as well as the principal amount of the financing, composed of 72 repayment installments. On December, 2010 the total amount of the loan was of R$ 112.7 million.

FINEP Credit Facilities

In March, 2005 the Company obtained a credit facility from Financiadora de Estudos e Projetos –  FINEP, a technology funding institution subordinated to the Ministry of Science and Technology, at the total principal amount of R$ 84.9 million. The funds from such facility are mandatorily used in capital expenditures in Centro Braskem de Inovação e Tecnologia [Braskem Center for Innovation and Technology] operated by the Polyolefins Unit, the pilot plant of research and development of the Vinyls Unit and the research center of the Vinyls Unit. The cost of the loan is indexed to the TJLP. The principal amount of such credit facility is paid in 61 equal monthly installments as from March 15, 2007, with its final maturity date on March 15, 2012. On December 31, 2010, the outstanding principal amount of such credit facility was of R$ 21.9 million. The obligation to make payments of such credit facility is secured by a bank guarantee.

In August, 2010, the Company obtained from Financiadora de Estudos e Projetos – FINEP a credit facility to Inova Brasil program. This agreement’s purpose is to fund Braskem’s technology program, from 2008 to 2010. This program includes several research projects on the products based on plastic resins. The amount of the agreement is of R$ 111.1 million, and the funds provided by FINEP are of R$ 100.0 million, of which R$ 11.1 million are a counterentry of the Company itself. The cost of the loan is established at 4.5% per annum. This financing is of 8.3 years (100 months), of which 1.6 years (20 months) are a grace period and the last payment of the principal amount shall occur in January, 2019. This loan is secured by a letter of bank guarantee. In December, 2010 the total amount of such loan was of R$ 10 million.

(g) Comments on already contracted financings usage limits

All financing instruments already contracted by the Company have already been fully used, except for the agreements listed below:

•                   In July, 2007, the Company executed with BNDES a Credit Limit Agreement at the amount of R$ 600 million to fund projects, of which R$ 200.1 million are still available for disbursements, and must be used to fund several industrial projects along the year of 2011.

•                   In May, 2009, the Company executed with BNDES, to fund the Polietileno Verde project (described in item 10.10(a) of this Form, in subitem “investments in progress”), a Credit Facility Agreement at the amount of R$ 555.6 million, of which R$ 52.4 million are still available for disbursements.

•                   In December, 2009, the Company executed with BNDES a Credit Limit Agreement at the amount of R$ 500 million to fund, among others, projects related to health, safety and environment, which amount is still fully pending disbursement, and of which R$ 178.7 million are still available for disbursement.

•                   In December, 2010, the Company executed with BNDES a Credit Facility Agreement at the amount of R$ 524.7 million, to fund the extension of the industrial unit in Marechal Deodoro-AL, by means of the implementation of an MVC production unit and a PVC production unit, of which R$ 464.2 million are still available for disbursements.

(h) Comments on the significant alterations in each item of the financial statements

The changes to the financial statements of 2010, in comparison with those of 2009, resulted in their majority from the acquisitions of companies Quattor and Sunoco Chemicals, currently called Braskem PP Americas, Inc. (“PP Americas”).

The most significant changes were the following:

	Consolidated
	2010	2009
Assets	(in R$ thousands)	(in R$ thousands)
Current Assets
Inventory	3,015,657	1,721,755
Non-current Assets
Property, Plant and Equipment.	19,366,272	10,947,678

Liabilities
Current Liabilities
Taxes Payable	390,062	1,175,672
Non-current Liabilities
Loans and financings	11,004,301	7,434,939
Deferred income tax and social contribution	2,200,538	1,098,607

Assets

Inventories

In 2010 the inventories resulting from the abovementioned acquisitions were appraised at their fair value, ascertained considering the net sales price of the taxes on the date of the preparation of the appraisal of the assets using the “market approach” method. At Quattor, the difference ascertained between the market value and the book value at the acquisition date was of R$ 68,009 thousand. On December 31, 2010, the inventories of such controlled companies amounted to R$ 751,935 and R$ 215,149, pertaining to Quattor and PP Americas, respectively.

Property, plant and equipment

The property, plant and equipment resulting from the abovementioned acquisitions were appraised by and independent expert. The method used to evaluate the property, plant and equipment was the “cost approach”. In the appraisal procedure, information on (i) installation cost of similar plants; (ii) latest budgets of expansion and replacement of similar assets; (iii) cash price to replace the asset, considering the conditions of use in which the asset is found on the inspection date, among others, was used. As a result of such appraisal, the surplus value allocated to Quattor’s property, plant and equipment was of R$ 1,492,091 thousand. On December 31, 2010, the property, plant and equipment of such controlled companies amounted to R$ 6,029,431 and R$ 576,636, pertaining to Quattor and PP Americas, respectively.

Liabilities

Taxes Payable

In 2009, the Company had a balance of R$ 958,052 pertaining to the payment in installments of MP 470/09. Such installments were settled in 2010.

Loans and Financing

This facility was affected due to the loans and financings of the acquired companies. Fair value effects were not recognized.

Deferred income tax and social contribution

In 2010, this item of the financial statements was strongly affected due to the adoption of IFRS and the main impact was due to the deferred taxes on the business combination at the amount of R$ 700,572.

The alterations in each item of the financial statements from 2008 to 2009 that the officers deem significant are described and commented below:

	Consolidated
	2009	2008
Assets	(in R$ thousands)	(in R$ thousands)
Current Assets
Inventories	1,721,755	2,709,206
Liabilities
Current Liabilities
Taxes Payable	1,175,672	105,258

Assets

Inventories

The lowest amount of the inventories at the end of 2009 was due to the greatest volume of sales in the last quarter of 2009, in comparison with the same period of 2008, and also to the valorization of Real in relation to Dollar in 2009, which resulted in a lower amount of raw material and finished products.

Liabilities

Taxes Payable

The addition results substantially from the Company’s adhesion to the programs of payment in installments of Law 11,941/09 and MP 470/09. Said payments in installments are detailed below:

(i)    Payment in Installments of MP 470/09

Based on the opinion of the external advisers and as a result of the benefits granted by MP 470/09, notably: i) the significant reduction in fines, interest and legal charges and ii) the possibility of using the balance of tax losses and the negative basis of CSLL to settle debts, the Company discontinued the lawsuits and administrative appeals that sought the recognition of the tax credits resulting from the acquisition of input taxed at the rate of zero and the tax benefit of the IPI premium-credit and confirmed its adhesion to the payment in installments set forth in said MP.

This payment in installments shall be settled in twelve monthly installments and the debt consolidation benefited from a reduction of one hundred percent of the late payment and ex-officio fines, of ninety percent of isolated fines, of ninety percent of the interest on arrears and one hundred percent of the amount of the legal charges.

As set forth in said MP, the Company shall lose all reductions in default charges in the following cases: (i) if it defaults in 3 installments, whether consecutive or not, or (ii) if it default in 2 consecutive installments, even if all others are paid. In the second event, to avoid such loss, the Company must settle the outstanding installments before paying the last one.

(ii)      Payment in Installments of Law 11,941/09:

On May 27, 2009, Law 11,941 was enacted, setting forth conditions for the payment in installments of the federal tax debts. Among such conditions, the following can be highlighted: i) the term of payment, which can be extended for up to 180 months, ii) the discounts of fines, interest and charges, which vary according to the term of payment, and iii) the possibility of using the balance of tax losses and of the negative basis of CSLL to settle fines and interest. In compliance with the provisions of said law, the Company expressed its adhesion to such payment in installments and, since November 30, 2009, has been paying the minimum amounts set forth therein.

The Company, based on the analysis of the possibilities of success of the lawsuits and administrative proceedings to which it is a party, defined the inclusion of certain discussions in this payment in installments, notably: (i) CSLL, (ii) IPI assessed on the purchase of properties intended for the maintenance inventory and property, plant and equipment, (iii) COFINS derived from the legal discussion on the increase of the rate from 2% to 3% set forth by Law 9,718/98. The Company’s Administration also decided to opt for the 180-month term. As set forth in said Law, the Company shall lose all reductions in default charges if it defaults in 3 installments, whether consecutive or not.

10.2 Officers’ comments on the Company’s results

(a) Comments on the results of the issuer’s transactions

The Company generates its revenue mainly from the production and sale of products in the basic petrochemical segments, of polyolefins and vinyls (PVC, caustic soda and EDC).

The Company’s operational strategy is based on the optimized use of its assets by means of the maintenance of high rates of capacity use in all industrial units managed thereby, prioritizing the commercialization of products of a greater added value in more profitable markets and segments. As a result of such effort, the Company has been presenting high levels of operational trustworthiness with less volatility in the rates of use of the capacity of its industrial units.

In the last 3 fiscal years, the main factors that materially affected the Company’s operational results were the following:

(i)        variation in the prices of the main input (especially naphtha) and products, mainly in the international market,

(ii)        increase in the condensed oil processing operations, main replacement product of naphtha,

(iii)       variations in the volume of sales in the domestic and international market (resulting in great part from variations in the supply X demand ratio),

(iv)       increase in the efficiency of the production process,

(v)       need for programmed stoppages for maintenance in its basic petrochemicals units,

(vi)       exchange variation, inflation, fluctuations of the interest rates and

(vii)      any changes in the tax laws.

From the operating viewpoint, the Company has been having an excellent industrial and commercial performance, with production records at several units over the last years, improvements on its product mix and greater sales volumes. The Company’s sales of thermoplastic resins on the domestic market in the past years show the Company’s capacity to overcome adverse scenarios.

The year of 2010 was a landmark for Braskem. The Company recorded relevant achievements in its strategy of growth and internationalization, launched a new, broad and promising business platform with products made of renewable raw materials, coupled with a consistent evolution in its operational performance. If 2009 had been the year of overcoming the global economic crisis, then in 2010 Braskem could convert into reality the opportunities deriving from its financial soundness, the new importance and its greater competitiveness.

The Brazilian economy kept up its growth rhythm in the last quarter of the year and the 2010 GDP had a 7.5% hike, positively influenced by the growth in the industrial activity, which expanded 10.9%, the highest rate in the last 24 years, according to data from the IBGE.

The good benchmarks of the United States economy and the continuous expansion of the Chinese activity have sustained the optimistic scenario in relation to the recovery of the world’s economy, in spite of the tax situation of the European countries and of the high unemployment level in the developed countries.

Despite the low-cycle scenario of the worldwide petrochemical industry, in which the supply exceeds demand in a structural way, the year of 2010 was marked by continuous price increase. The main factors were: (i) the firm demand of the emerging markets and resumption by the developed countries, even with the seasonal drop at year end; (ii) the supply restriction resulting from non-scheduled stoppages (USA, Asia and Europe), commercial sanctions in Iran and low operation rates in the Middle East; and (iii) the price hike of raw materials. The prices of resins [1] and basic petrochemicals [2] showed considerable growths in relation to the previous year, as explained in the continuation, following the increase in raw materials.

The acquisitions of Quattor in Brazil and of the polypropylene assets of Sunoco Chemicals in the Unites States, which were announced still in the first quarter, allowed Braskem to consolidate itself as leader of the Americas in the production of thermoplastic resins and to have access to an enormous potential value creation for the shareholders. Such premise is being confirmed by the results accomplished with such businesses, with emphasis on the expressive increase in the rate of operation of Quattor’s units and the almost duplication of its EBITDA in relation to the previous year, as occurred with the US operation, currently called Braskem America, whose EBITDA  increased 73% as compared to 2009.

[1] PE, PP and PVC – Asia and USA base

[2] Ethene and propene – Europe base

The operation of acquisition of the QUATTOR group was approved, unanimously and in full, by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) last February 23rd, confirming that the relevant market in the petrochemical segment is global.

All such factors had an impact on the total gross revenue of the Company and on the net profits for the period, which will be detailed in the next items of this Form.

The officers’ comments on the perspectives for the Company’s operations are reported below:

The scenario for 2011 is positive due to the expected expansion of the global GDP of 4.4%, according to FMI’s report. A stronger economic activity in the USA, resulting from the new economic incentive policies adopted by the government, and the continuous good perspectives for emerging countries are positive factors in favor of the worldwide growth.

The attention factors are mainly associated with the growth slowdown in the Chinese economy, resulting from greater monetary tightening on the part of the government in an attempt to curb inflation, with the worsening of matters related to the sovereign debts within the Euro zone and with a potential worsening of the social tension in the Arab countries.

Although the dynamics of the Brazilian economy is not detached from the world context, Brazil is still in a good position, due to both its favorable growth perspective (GDP of 4.5%), and its financial soundness.

As to the thermoplastic resins, Braskem believes that the growth in the Brazilian market for 2011 will be of 9 to 10%. In this scenario, the strategy of Braskem is still based on the strengthening of its business, through: (i) the partnership with its clients and the sustainability of the national petrochemical chain; (ii) the search for operational efficiency and cost reduction, and (iii) its policy to keep its financial soundness.

The Company is planning two large scheduled stoppages for maintenance in its crackers for 2011: (i) at the end of May, the unit of Rio de Janeiro (Riopol) will stop for approximately 30 days, and (ii) in October, one of the lines of the petrochemical complex of Triunfo will stop for approximately 40 days. The production plan for the year should partially compensate the months of such maintenance stoppages, and the operation level of the crackers of Braskem should be close to 90%, above the average foreseen for the world utilization rate (84%).

As to the commodities market, the political instability in the Arab countries, which hold some of the largest reserves of petroleum in the world, has negatively impacted the production of petroleum and increased the volatility of its prices, which consequently ends up by boasting the prices of naphtha and petrochemicals in the global market. Although the scenario of the worldwide petrochemical industry is of recovery, an excess supply is still expected for 2011, due to the new capacities that entered along the previous year. On the other hand, several factors continue to minimize such new production capacities, keeping the profitability of the industry above the expectations: (i) scheduled maintenance stoppages; (ii) commercial sanctions against Iran; (iii) lack of qualified manpower, operational instability and non-scheduled stoppages of new participants in the Middle East; (iv) problems in the supply of gas associated with the production of petroleum in such region; and (v) expected closing down of plants that are little competitive. In the medium and long run, the growth of the demand should exceed the supply, thus leading to reversal of the petrochemical cycle.

(b) Comments on changes in revenues due to modification of prices, exchange rates, inflation, variations of volume and introduction of new products and services

As the prices of the Company’s main products are based on international references in dollar, the Company’s prices vary due to changes in these international references, as well as changes in the exchange rate. Therefore, the impacts of prices and exchange rates shall be jointly analyzed. To analyze the changes in volumes, the Company’s officers separated the information between thermoplastic resins and basic petrochemicals, in order to better understand the behavior of each segment.

The Company’s consolidated gross revenue was R$ 31.5 billion in 2010, compared to R$ 19.7 billion in 2009, a 60% hike. In dollars, gross revenue was US$ 17.9 billion, a 82% hike from US$ 9.9 billion in 2009.

Accordingly, the Company’s consolidated net revenue was R$ 25.5 billion in 2010, a 58% hike vs. revenue of R$ 16.1 billion last year. In dollars, net revenue reached US$ 14.5 billion, a 79% hike from 2009, following the depreciation of average dollar by 12%.  In addition to the effects of the consolidation of Quattor and Braskem América as of May and April, respectively, the main factors that contributed to the increase in net revenue were: (i) increases in the prices of basic petrochemicals and resins in the international market, driven by increases in raw material prices and by the recovery in global demand; (ii) ongoing strong demand in the domestic market, generating higher sales volume in the domestic market; and (iii) the Company was able to benefit from good opportunities to export basic petrochemicals, as propene and BTX (butene, toluene and xylene), which grew 6% and 11% in sales volume, and in terms of prices compared to 2009.

In 2010, net export revenue reached US$ 5.0 billion (35% of total net revenue), a 100% hike compared to last year, mainly as a result of the higher prices charged in the international market, especially for co-products, which accounted for an important volume of our exports.

Thermoplastic Resins’ Performance

The Brazilian market of thermoplastic resins was marked by the strong demand throughout 2010, a growth of 15% from 2009. The demand reached 4.9 million tons, positively affected by good performance in the Brazilian economy, especially the sectors related to consumer goods and infrastructure. In this context, PE (polyethylene), PP (polypropylene) and PVC (polyvinyl chloride) markets ended the year with growth of 17%, 11% and 18%, respectively.

Imports maintained market share of 29% in virtually all quarters, as a result of: (i) Real appreciation; (ii) strong growth in PVC market; and (iii) North-American PE market gaining competitiveness due to low costs of ethane in the country.

In a growth scenario of resin domestic market, Braskem’s sales of PE and PP increased 46% and 56%, respectively, affected not only by good performance of the economy, but also by the merger of Quattor as of May 1st, 2010. PVC’s domestic sales grew 10%, limited by its restricted production capacity. In the aggregate of thermoplastic resins, the volume sold in the domestic market was 42% higher than 2009, reaching 3,139 thousand tons.

In 2010, the Company strengthened its leadership position in the domestic market through the acquisition of Quattor’s assets, also supported by (i) maintenance of its commercial strategy; (ii) partnership with its Customers, aiming at value accretion in the whole petrochemical chain; and (iii) development of innovative solutions and products, through new applications and/or replacement of materials.

In the foreign market, sales of Braskem’s resins increased 74% from 2009, mainly driven by the merger of Braskem América as of April 1st, 2010, which have 100% of its operations outside Brazil.

Braskem’s consolidated production of resins in 2010 reached 4.8 million tons, given the merger of Quattor as of May 1st, 2010, and also Braskem América as of April 1st, 2010. This amount represents an increase of 54% compared to last year, due to the Brazilian market’s ongoing good performance, the fact that the Company benefited from good opportunities in the foreign market and gradual recovery in the running rates of Quattor’s assets in the second half of the year.  This evolution is a result of the higher operating efficiency and efforts with raw material suppliers in order to regularize their supply. We also note PE production in Rio Grande do Sul, which posted records in the last quarter of the year.

      The table below shows the evolution of thermoplastic resins performance from 2009 to 2010:

Performance (t) of Thermoplastic Resins	2010 (A)	2009 (B)	Change(A)/(B)
Domestic Market Sales	(in tons)	(in tons)	(%)
PE	1,546,840	1,056,941	46
PP	1,086,888	698,494	56
PVC	504,780	457,430	10
Total Resins	3,138,508	2,212,864	42
Foreign Market Sales	(in tons)	(in tons)	(%)
PE	785,988	720,383	9
PP	933,788	228,363	309
PVC	194	40,262	(100)
Total Resins	1,719,969	989,008	74
Total Sales	(in tons)	(in tons)	(%)
PE	2,332,827	1,777,324	31
PP	2,020,676	926,856	118
PVC	504,974	497,691	1
Total Resins	4,858,477	3,201,872	52
Production	(in tons)	(in tons)	(%)
PE	2,295,921	1,740,470	32
PP	2,039,626	899,968	127
PVC	475,559	479,077	(1)
Total Resins	4,811,106	3,119,516	54

Performance of Basic Petrochemicals

2010 was marked by better prices of basic petrochemicals, especially propene, benzene and butadiene, with a sizeable increase from 2009. Several factors contributed to this scenario: (i) higher competitiveness of gas against naphtha favored once more the use of light raw materials (e.g. ethane), limiting the supply of cracker co-products, as propene, benzene and butadiene; (ii) lower running rate in North-American refiners, with an increasing impact on the availability of propene; (iii) petroleum prices increase in the last quarter; and (iv) scheduled and nonscheduled maintenance stoppages, in addition to ongoing operational problems in the Middle East.

Ethene and propene total sales in 2010 increased 11% compared to last year, reaching 895 thousand tons, given the merger of Quattor as of May 1st, 2010. BTX total sales, however, grew 14% in 2010.

These increases reflect higher availability of products due to (i) Quattor’s better operating efficiency from higher availability of raw material both in São Paulo and Rio de Janeiro; and (ii) high operational level of the south cracker, which posted an annual record in terms of production of ethene in one of its lines and of propene in both lines.

The average utilization rate of the Company’s petrochemical centers in 2010 was 89%, representing stability compared to last year. Nevertheless, the Company’s ethene and propene production amounts had an increase of 32% and 24%, respectively, explained by the inclusion of Quattor’s production as of May 1st, 2010.

Regarding raw materials, supply to ABC’s petrochemical center (PQU) was normalized in May 2010. As of the center in Rio de Janeiro (Riopol), the availability of raw material increased along the year and the plant is expected to operate with stability from 2Q11 on. As a result, Quattor posted a record high in terms of ethene production in December, fueled by the unit in Rio, which posted a running rate of 95% in this month.

We present below a table showing basic petrochemicals performance evolution from 2009 to 2010:

Performance (t) of Basic Petrochemicals	2010 (A)	2009 (A)	Change(A)/(B)
Total Sales	(in tons)	(in tons)	(%)
Ethene	448,255	286,969	56
Propene	446,244	517,177	(14)
BTX*	1,089,231	955,451	14
Production	(in tons)	(in tons)	(%)
Ethene	2,966,958	2,255,963	32
Propene	1,404,163	1,133,478	24
BTX*	1,211,991	972,860	25

* BTX – Benzene, Toluene, Orthoxylene and Paraxylene

(c) Comments on the impact of inflation, variation in prices of the main inputs and products, foreign exchange and interest rate on the issuer’s operating result and financial result

As well as the sales price of the main products, the Naphtha’s acquisition cost, main input of the Company’s products, is also based on the international reference in dollar, and the price of this input is subject to the variation of international reference and variations in exchange rate.

In 2010, the Company’s cost of goods sold (COGS) amounted R$ 21.4 billion, 58% higher than the cost ascertained in 2009. This increase is directly related to the ramping-up of the naphtha’ price levels, as well as the higher volume sold of resins and basic petrochemicals, being partially offset by the higher operating efficiency in the second half of the year, as a result of high rates of operation.

The ARA (Amsterdam – Rotterdam – Antwerp) naphtha’s average price in 2010 was US$ 713/ton, 34% higher than the average of 2009. The Company acquires mostly of the naphtha consumed by Petrobras, importing the remaining directly from suppliers in North-Africa, Argentina and Venezuela.

An important action to reduce the impact of volatility on the raw material occurred in March 2009, when a new agreement of supply of naphtha with Petrobras became effective. Within 5 years, renewable for more 5, the agreement set forth a clause of quality of paraficinity and contaminants and the price formula defines isonomic change in discount and premiums on the ARA’s reference.

The Company’s consolidated EBITDA in 2010 was R$ 3.8 billion, 55% higher than R$ 2.5 billion in the last year, even in a scenario of down cycle of the petrochemical industry and appreciation of real. The main factors that influenced this growth were: (i) significant improvement in the operating efficiency of acquired assets; (ii) increase of sales of thermoplastic resins in the local market, following the growth of the Brazilian domestic demand; (iii) price increases of resins and basic petrochemicals, reflecting the improvement in the scenario of petrochemical industry, especially in 2H10; and (iv) capture of synergies in the amount.

When converted in dollars, the EBITDA increased 76% from the last year, reaching US$ 2.2 billion in 2010.

The EBITDA margin in 2010 was 14.9%, 0.3 p.p. lower than the margin of 15.3% reached in 2009.

The net financial results ended 2010 with a net financial expense of R$ 1.327 million, compared to the revenue of R$ 354 million in 2009. This variation is mainly due to the merger of the Quattor’s debt, from May 2010. The result of exchange variation in 2010 was a revenue of R$ 452 million, against the revenue of R$ 2,236 million in 2009. Because of its net exposure to dollar (USD-based liabilities higher than assets), the exchange variation positively affected the Company’s financial result in 2010. With the strongly dollarized operating cash generation, the officers believe that the Company’s exposure is proper. Virtually 100% of the revenue are linked, directly or indirectly, to dollar variation, and mostly of its costs are also based on this currency.

It is important to point out that the effect of exchange variation does not directly affect the Company’s cash in the short term. This amount represents the effect of exchange variation, mainly on the Company’s indebtedness, and shall be disbursed due to debt maturity.

Excluding the effects of exchange and monetary variation, the net financial result in 2010 was negative in R$ 1,539 million, a reduction of R$ 197 million from the last year, mainly due to the Company’s adhesion to the Brazilian Tax Recovery Program (Refis) in 2009, which had a negative impact of R$ 753 million, with respect to CSLL (Social Contribution on Net Income)’s charges and fines.

10.3 Officers’ comments on the material effects that certain events have caused or are expected to cause on the Company’s financial statements and its results

(a) Comments on the material effects that the introduction or disposal of operating segment have caused or may cause on the Company’s financial statements and its results.

In 2010, the Company did not introduce or disposed of an operating segment that have caused or is expected to cause material effects on its financial statements and its results.

(b) Comments on the material effects that the constitution, acquisition or disposal of equity interest have caused or may cause on the Company’s financial statements and its results.

Braskem announced on January 22, 2010 the acquisition of Quattor, becoming a leader of Americas in thermoplastic resins and material competitor in the international petrochemical market, contributing to improve the performance of the Brazilian balance of trade and bringing higher competitiveness to the national productive chain.

The acquisition involved an increase in Braskem’s capital of R$ 3.74 billion, of which R$ 1 billion was contributed by Odebrecht and R$ 2.5 billion by Petrobras. The purpose was to strengthen the Company’s capital structure in order to maintain its financial flexibility to continue its investment and expansion program in the international market.

Quattor's integration process led to the identification of opportunities to capture synergies and create value. Synergies are monitored in four fronts: industrial, logistics, supplies and financial, for 2011 and 2012, they are concentrated on industrial and logistic initiatives. Additionally to the operating synergies there are still opportunities in the financial front. These synergies are already being implemented, having a positive impact in 2010, and encompass mainly tax gains and lower cost for debt rollover. The Company estimates to invest R$ 275 million to support the capture of theses synergies, of which 50% shall be disbursed until the end of 2011.

Quattor’s Net Revenue in 2010 was R$ 4.4 billion with a CPV of R$ 3.6 billion. The operating result before financial result was R$ 495 million.

The acquisition of Quattor also affected Braskem's indebtedness, as described in item 10.1(f).

On February 1st, 2010, Braskem announced its first international acquisition, involving Sunoco Chemicals’ polypropylene (PP) business in the USA. The acquisition of these assets provided access to one of the major consumer markets, reinforcing the global expansion strategy.

In the beginning of April, after approval of the transaction by the Federal Trade Commission and by the Antitrust Division of the United States Department of Justice, the acquisition of the assets was concluded upon the payment of US$ 350 million. With this transaction, Braskem have 950 thousand tons of production capacity in North America that, together with the Brazilian assets, totals 2.9 million annual tons of PP capacity, making Braskem the third biggest worldwide producer of this resin.

Operating and competitive improvement opportunities were identified, as the industrial optimization of LaPorte plant, where the feasibility to produce other resins will be evaluated, in addition to capacity increase, resulting in reductions of fixed and variable costs.

With the American market recovering demand, which led to improvement of domestic sales mix, as well as the increase of the PP – propene spread and margin gains with raw materials competitive contracts led to the best operating performance in 2010.

The operating result before Braskem America’s financial results was R$ 52 million. Net Revenue was R$ 1.6 billion and the cost of goods sold totaled R$ 1.5 billion.

(c) Comments on the material effects that unusual events or transactions caused or may cause to the Company’s financial statements and its results

In 2010, the Company did not take part in any unusual event or transaction that caused or may cause material effects on its financial statements and its results.

10.4 Officers’ comments on accounting issues

(a) Comments on relevant changes in accounting practices

The 2010 and 2009 financial statements were prepared in compliance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPCs) and pursuant to the International Financial Reporting Standards – “IFRS” issued by IASB.

Major changes in the Company’s accounting practices are presented below, which resulted from the adoption of the IFRS by the Company.

a. The Company’s consolidated financial statements were affected by the spin-off of Cetrel S.A – Empresa de Proteção Ambiental (Environment Protection Company) (“Cetrel”) and by the inclusion of the pro rata investment in the mutually controlled company Refinaria de Petróleo Rio-Grandense (“RPR”). Braskem held 33.20% of RPR’s capital stock in December 31, 2010.

b. Sales freight, previously deducted from the Gross Revenue, is now presented within the line of Cost of Goods Sold.

c. In accordance with the BR GAAP, the inflation’s impact is not being registered anymore since January 1st, 1996. Up to that date, the financial statements used to be adjusted to reflect the inflation effect on fixed assets and equity’s balances, with an impact on the fiscal year results. On the other hand, pursuant to the IFRS, Brazil is no longer deemed as a country with hyperinflationary economy since January 1st, 1998, so the financial statements of 1996 and 19997 had to be adjusted to reflect inflation adjustments in these two years. As a result, and pursuant to IAS 29, the Company's financial statements were adjusted to include the additional inflation, through the application of the General Price Index (IGP-M). Therefore, we had an increase in the depreciation that affects the line of Cost of Goods Sold and Selling General and Administrative Expenses.

d. The results of the 2nd quarter of 2010 were positively affected by the combination of the business of Braskem and the companies of Quattor group and PP Americas, as the amount paid for the acquired assets and assumed liabilities, recognized on the acquisition date, was lower than the fair value of the acquired assets and assumed liabilities.

e. Investment on research, previously classified as intangible assets, started to be registered as expenses. Thus, we had a reversion of the registered amortization.

f.  Reversion of the Company’s deferred asset balance.

g.  Actuarial loss with pension plans with defined benefits.

h. Reversion of registered discounts.

(b) Comments on the relevant effects of the changes in accounting practices

The following text presents the major effects of the changes in accounting practices that affected the Company’s financial statements:

a.    Due to Cetrel’s spin-off, the Company reclassified Cetrel’s investment balance in controlled companies for investment in affiliates, at the amount of R$ 104,286 and R$ 115,991 in the opening balance sheet (1/1/2009) and on December 31, 2009, respectively. On December 31, 2010, this investment balance was R$ 131,722.

Due to RPR's consolidation, the Company accounted in the opening balance sheet, and on December 31, 2009, a provision for loss in the amounts of R$ 17,458 and R$ 1,829, as the controlled company presented liabilities at risk. On December 31, 2010, this investment balance was R$ 13,777.

b.   Reclassification of freights on sales for costs of goods sold affected this line in the amount of R$ 681,522 on December 31, 2009, and on December 31, 2010 the Company already presented the income statement with this reclassification.

c.    Pursuant to the IFRS, Brazil is no longer deemed a country with hyperinflationary economy since January 1st, 1998, so the financial statements from 1996 and 1997 had to be adjusted in order to reflect inflation adjustments in these two years. As a result, and pursuant to the IAS 29, the Company’s financial statements were adjusted to include an additional inflation, through the application of the General Price Index (IGP-M), with an impact on the fixed assets account, in the amounts of R$ 618,562 on January 1st, 2009, and R$ 577,296 on December 31, 2009. Deferred income tax and social contribution of R$ 154,641 on January 1st, 2009, and R$ 196,282 on December 31, 2009, were accounted on such amounts. As of the fiscal year of 2009, the result will be affected by the depreciation of this adjustment, in the amount of R$ 41,266, and of tax effects arising therefrom in the amount of R$ 14,030, with a net effect of R$ 27,236. As a result, the “Other comprehensive results” account in the net equity shall be reduced by the same amount against the account of “Accrued profits”.

d.    The Company recognized positive results from a favorable purchase. In the fiscal year of 2009, the amount of R$ 155,425 with respect to the acquisition of Petroquímica Triunfo, in 2010, the amount of R$ 841,459 with respect to the acquisition of Grupo Quattor, and the amount of R$ 7,735 with respect to the acquisition of Unipar Comercial. The result of the favorable purchase of PP Americas, in the amount of R$ 126,089, was recognized in the results of this controlled company also in 2010. The abovementioned amounts of favorable purchases are net of deferred income tax.

e.    Expenditures with research are defined by CPC 04 (R1) and IAS 38 as the original investigation with the expectation of acquiring new knowledge and scientific or technical understanding and, thus, do not classify as an intangible asset, as they do not meet the requirements of an identifiable item, controlled and producer of future economic benefits. Thus, expenditures with research shall be registered as expenses when incurred. In the adoption of this rule, the Company reversed, in its opening balance, the entire balance of capitalized expenditures with research against accrued profits, in the amount of R$ 25,121. A deferred income tax in the amount of R$ 6,280 was accounted for on this amount. On December 31, 2009, this research balance was totally paid off and thus an adjustment was not made for that date. The result of the fiscal year of 2009 was affected by the reversal of the amortization originally registered, in the amount of R$ 25,121, with an impact of deferred income tax and social contribution in the amount of R$ 8,541.

f.     The Company totally reversed the balance of the deferred asset in the amount of R$ 107,739, on January 1, 2009, and R$ 71,216, on December 31, 2009, amounts of the consolidated financial statements, with an impact on accrued profits in the amount of R$ 107,739 and R$ 71,216, respectively. Also, on January 1, 2009, the amount of R$ 135 was reclassified for the fixed asset and the amount of R$ 293 was reclassified for the intangible asset (Dec/2009 – R$ 236) only in the consolidated financial statements. These reversals created an acknowledgement of deferred income tax and social contribution in the amounts of R$ 26,828, on January 1, 2009, and R$ 24,133, on December 31, 2009. The result of the fiscal year of 2009 was impacted by the reversal of amortization originally registered, in the amount of R$ 36,330, with an impact of deferred income tax and social contribution in the amount of R$ 12,352.

g.    The Company acknowledged against accrued profits, in the opening balance, an actuarial loss in the amount of R$ 80,828, with a deferred income tax and social contribution effect on the amounts of R$ 20,207 on January 1, 2009, and R$ 24,936 on December 31, 2009. On December 31, 2009, this actuarial loss amounted to R$ 73,341, which generated a positive impact on the result in the amount of R$ 7,487, with a deferred income tax and social contribution effect of R$ 2,546.

h.    The balances of discounts previously recorded on January 1st, 2009, were totally reversed against accrued profits in the amounts of R$ 20,601 (December 31, 2009 – R$ 16,006), compounded by the amounts of R$ 11,870 and R$ 8,731 (December 31, 2009 – R$ 7,275 and R$ 8,731) with respect to the acquisitions of Nova Camaçari and Companhia Alagoas Industrial – Cinal (“Cinal”). In 2009, the result was affected by the reversal of the discount amortization of Nova Camaçari in the amount of R$ 4,595. On the amount of R$ 8,731, with respect to the discount in the investment of Cinal, a deferred tax in the amount of R$ 2,183 on January 1st, 2009, and a deferred income tax and social contribution in the amount of R$ 2,969 on December 31, 2009, were recorded.

(c) Comments on reservations and emphasis in the auditor’s opinion.

There are no reservations in the independent auditors’ opinions with respect to the fiscal years of 2010, 2009 and 2008.

Constant emphasis in the independent auditors’ opinion with respect to the fiscal year of 2010 refers to the individual financial statements which were elaborated pursuant to the accounting practices adopted in Brazil. In the case of Braskem S.A., these practices differ from IFRS, applicable to the separate financial statements, only with respect to the assessment of the investments in controlled companies, affiliates and jointly controlled companies by the equity accounting method, as for the purposes of IFRS it would be by the cost or fair value method.

There is no emphasis in the independent auditors’ opinion with respect to the fiscal year of 2009.

With respect to the fiscal year of 2008, the independent auditors' opinion had emphasis regarding the following aspects:

•        final and unappealable proceeding in the Supreme Federal Court (STF) for the non-collection of Social Contribution on Profit (CSL) which was under a termination action filed by the Federal Union and credits of the Tax on Industrialized Products (IPI), also final and unappealable in the STF, which were offset with the IPI itself and other federal taxes, which were under a Special Appeal by the National Treasury which were subject of installments under the Preliminary Injunction 470/09 and under Law 11,941/09.

•        credits accrued from ICMS in previous periods whose realization depended on the successful implementation of certain plans of the Administration.

With respect to the abovementioned emphasis, Braskem's Administration, supported by the opinion of their legal advisors, concluded it is in the Company's best interest to withdraw the actions and accept the installments of the federal taxes set forth by MP 470/09, which substantially reduced the default charges and penalties attributed to the Company. Acceptance of the installment and withdrawal from the action occurred in the end of November, 2009. As to the ICMS credits, a series of actions was started which shall enable the gradual reduction of these credits.

10.5     Identification and comments on critical accounting policies adopted by the Company, specially exploring accounting estimates made by the administration with respect to uncertain and material matters for the description of the financial situation and of the results, which require subjective and complex judgments, such as: provisions, contingencies, revenue acknowledgement, tax credits, long term assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, criteria for testing assets recovery and financial instruments.

Critical accounting practices are those that: (a) are important to demonstrate the financial condition and the results of the Company and (b) require the most difficult, subjective or complex judgments by the Administration, often as a result of the need to provide estimates that affect issues that are inherently uncertain. As the number of variables and assumptions that affect the future possible solution of such uncertainties increases, such judgments become even more subjective and complex. In preparing the financial statements, the Company adopted variables and assumptions derived from the historical experience and several others reasonable and material factors.  Although such estimates and assumptions are revised by the Company in the ordinary course of business, the statement of its financial condition and of the results of operations often require judgments with respect to the effects of issues inherently uncertain on the book value of its assets and liabilities.  Actual results may differ from the estimated ones under different variables, assumptions or conditions. In order to provide an understanding on how the Company organizes its judgments with respect to future events, including the variables and assumptions used in the estimates, we present, below, comments on each critical accounting practice deemed more complex in the preparation of such financial statements.

Deferred Income Tax and Social Contribution

The liability method, described in CPC 32 and IAS 12 to account the income tax and social contribution, is applied to deferred income tax and social contribution created by temporary differences between the book value of assets and liabilities and their respective tax value. The amount of active deferred income tax and social contribution is revised on each date of the financial statements and reduced by the amount that is not realizable anymore through future taxable profits. Deferred tax assets and liabilities are calculated using the tax rates applicable to the taxable income on years in which such temporary differences shall be realized. Future taxable income may be higher or lower than the estimates taken into consideration to define the need to register, and the amount of the tax asset to be registered.

Credits recognized over tax losses and social contribution negative basis are supported by projections of taxable results, yearly submitted to the Company's Administration. Such projections consider the Company’s and its controlled company’s profitability history and the prospects of profitability maintenance, allowing for an estimate of credit recovery for the next years. Deferred liability taxes from the same taxpayer entity are deemed a source of recoverability of deferred tax assets, based on the time of expected reversal.

Pension plans

The actuarial gains and losses are acknowledged within the period they occur and are registered in the year’s income statement.

The Company acknowledges its obligation with benefit plans established for the employees and their related costs, net of the plan’s assets, adopting the following practices:

i)   The pension cost is actuarially determined by using the projected credit unit method and the Administration’s best estimate of the expected performance of investments in the plan for the funds, salary increase, employees’ age of retirement. The discount rate used for determining the future benefits obligation is an estimate of the current interest rate on the balance sheet date in connection with high quality fixed income investments, with maturity that coincides with the maturities expected for the obligations;

ii)   The pension plan assets are appraised at market value;

iii)  Reductions in the plan result from substantial changes in the length of service expected from active employees. A net loss is acknowledged with a reduction when the event is probable or can be estimated, whereas a net gain with reduction is deferred until its realization.

In the recognition of pension benefits various statistics and other factors are used in an attempt to anticipate future events, in the calculation of the expense and obligation related to the plans. Such factors include assumptions for discount rate, expected return from the plan’s assets and future compensation increase rate. Additionally, actuarial consultants also resort to subjective factors, such as termination, turnover and death rates to estimate these factors. The actuarial assumptions used by the Company may be materially different from the actual results due to changes in the economic and market conditions, regulatory events, court decisions, higher or lower termination rates or the participants’ shorter or longer periods of life.

Derivative Financial Instruments

The Company values the derivative financial instruments (derivatives) by their fair value on the date of the financial statements, and the main evidence of their fair value is the consideration of the pricing obtained from the market players. However, the high volatility of the foreign exchange and interest markets in Brazil caused, in certain periods, substantial changes in the future rates and interest rates over very short intervals, thus producing substantial variations in the market value of swaps and other financial instruments in a short interval. The market value acknowledged in its financial statements may not necessarily represent the cash amount that the Company would receive or pay, as appropriate, if the Company settled the transactions on the date of the financial statements.

Useful life of long-term assets

The Company acknowledges the devaluation of its long-term assets based upon the estimated useful life, which is based on industry practices and prior experience and reflects the economic life of long-term assets. However, the actual useful lives may vary based on the technological update of each unit. The useful lives of long-term assets also affect the long-term assets cost recovery tests, when necessary.

The Company does not believe that there are signs of a substantial change in the estimates and assumptions used for calculation of losses by recoverability of long-term assets. However, if the current results are not consistent with the estimates and assumptions used in the estimated future cash flows and fair value of the assets, the Company may be exposed to losses that may be substantial.

Valuation of assets and liabilities in business combinations

The Company has conducted some business combinations. Pursuant to CPC 15 and IFRS 3, adopted for the acquisitions occurred after the date of transition to IFRS, the Company shall allocate the cost of the entity acquired to the assets acquired and liabilities assumed, based on their estimated fair values on the date of acquisition. Any positive difference between the cost of the entity acquired and the fair value of assets acquired and liabilities assumed is posted as premium, whereas the negative difference shall be acknowledged in the Company’s result as gain due to an advantageous purchase. The Company makes important judgments in the tangible and intangible asset and liability identification process, thus appraising said assets and liabilities and determining their remaining useful lives. The adoption of the assumptions used for appraisal of assets and liabilities acquired includes discounted cash flow estimates or discount rates and may result in estimated amounts that differ from the assets acquired and liabilities assumed. If the current results are not consistent with the estimates and assumptions used, the Company may be exposed to losses that may be substantial.

Contingencies

The Company is currently involved in countless judicial and administrative proceedings. The Company accrues the amounts related to contingencies in which its chances of success, according to its outside advisors, are remote. Additionally, the Company acknowledged the fair value of Quattor’s contingencies appraised as a possible success, in compliance with the rules applying to business combinations. The Company’s administration believes that its appraisals, based upon the opinion of outside advisors, are appropriate, albeit they may differ from the actual results, when ascertained.

Test for reduction of the long-term asset recoverable amount

There are specific rules to appraise the long-term asset recoverability, especially fixed assets, premium and other intangible assets. On the date of each financial statement, the Company conducts a review to establish whether there is evidence that the long-term asset amount shall not be recoverable. If such evidence is identified, the recoverable amount of the assets is estimated by the Company.

An asset recoverable amount is determined by: (a) its fair value less sales estimated costs; and (b) its value in use, whichever is higher. The value in use is calculated based on discounted cash flows before taxes, which result from the ongoing use of an asset until the end of its useful life.

When the residual value of an asset is in excess of its recoverable amount, the Company acknowledges an accrual, readapting the book balance of such assets.

Irrespective of the existence of a sign that the amount of an asset may not be recovered, the premium balance originated from business combinations and intangible assets with an indeterminate useful life are tested for purposes of recoverability measurement at least once a year, on the date of the financial statement. For such test, the Company adopts acceptable market practices, including discounted cash flows for units with allocated premium and comparing the book value with the asset’s recoverable value.

Except for premium impairment, an asset impairment reversion is allowed. The nonfinancial assets, except for goodwill, which were impaired, are revised for a potential impairment reversion on each disclosure date.

Premium recoverability is appraised based on the review and identification of facts and circumstances which may result in the need for early conduction of the test performed annually. If some fact or circumstance indicates that the premium recoverability is affected, then the test is conducted earlier. In December, 2010, the Company performed premium recoverability tests for all Cash Generation Units (“UGC’s) and/or Business Units, which represent the lowest level in which the premium is monitored by the administration and based upon discounted cash flow expectation projections and take into account the following assumptions: cost of capital, rate of growth and adjustments used for purposes of cash flow perpetuity, methodology for working capital determination, investment plans and long-term financial and economic forecasts.

The recoverability revision process is subjective and requires substantial judgments by means of analysis. The appraisal of the Company’s Cash Generation Units and/or Business Units based upon projected cash flows may be adversely affected, especially if we stress any possible deterioration in the petrochemical market, substantial drop in the worldwide petrochemical spreads, stoppage of activities in the Company’s industrial plants or material changes in the economy or financial market, entailing an increase in the perception of risk or reduction in the liquidity or refinancing capacity.

10.6 – Internal controls related to the preparation of financial statements – Level of efficiency and deficiencies and recommendations in the auditor’s report.

(a) Administration’s Report on internal controls in connection with accounting statements.

The Company’s Administration, including its CEO and CFO, is accountable for establishing and maintaining proper internal controls in connection with the accounting statements, as set out in article 13a-15 (f) of the “Exchange Act” of the United States of America (“Exchange Act”).

The internal controls of a company related to the accounting statements are processes developed to provide reasonable assurance in relation to the reliability and preparation of accounting statements for external purposes, pursuant to the International Financial Reporting Standards – “IFRS”, issued by the International Accounting Standards Board – “IASB”. The Company’s internal controls over the accounting statements include policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and allocation of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to enable the proper presentation of accounting statements in accordance with the International Financial Reporting Standards – “IFRS”, and that the Company’s receipts and payments are made only in accordance with authorizations of the Company’s Administration and board members, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or allocation of the Company's assets that could have a material effect on the accounting statements.

By reason of their inherent limitations, the internal controls over accounting statements may not hinder or detect errors. Likewise, the projections of an evaluation in connection with the effectiveness of the internal controls for future periods are subject to the risk that the controls may become improper due to changes in the conditions, or that the level of adherence to policies and procedures may deteriorate.

The Company’s Administration evaluated the effectiveness of the Company’s internal controls over the accounting statements on December 31, 2010, in accordance with criteria established in rule Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based upon such criteria, the Administration concluded that on December 31, 2010, the Company’s internal controls over the accounting statements were effective.

(b) Comments on the deficiencies and recommendations in connection with internal controls in the independent auditor’s report

The effectiveness of internal controls related to the accounting statements for the December 31, 2010 reference date was audited by PricewaterhouseCoopers Auditores Independentes, an independent audit firm, as stated in its report, included on page F-2 of this Form 20-F.

10.7 Officer’s comments on any public offering of securities

In the 2010, 2009 and 2008 tax years, the Company conducted no public offering of securities.

10.8 Important items not evidenced in the Company’s financial statements (off balance sheet items)

There is no important item not evidenced in the Company’s financial statements.

10.9 Information regarding items not evidenced in the financial statements indicated in item 10.8

As indicated in item 10.8 of this Form, there is no material item not evidenced in the Company’s financial statement.

10.10 Major elements in the Company’s business plan

(a) Elements in the Company’s business plan related to investments and divestitures forecast and underway

The investment and divestiture decisions by the Company are grounded upon priority to projects that provide not only a return in excess of its cost of capital, but also that have an increased payback and that are in line with the Company’s business strategy.

Specifically with regard to 2011, the disbursements with scheduled operational investments shall attain R$ 1.7 billion. Such investments include an expansion in the production capacity of the Company’s current plants, as well as new projects and scheduled stoppages.

The officers describe and comment on the investments (forecast and underway), the investment financial sources and divestitures (forecast and underway) below.

(i)      Investments

Within its medium and long-term growth plan and strategy for diversification of its sources of energy, Braskem focus on investments that shall provide it with raw material competitiveness, strengthening of its presence in the Americas and a competitive edge in the biopolymers market.

▶ PVC Expansion

The project for expanding the PVC capacity by 200 thousand tons/year, with a total investment set at US$ 470 million and an expected NPV of US$ 450 million, to go online in May 2012, has already demanded a disbursement of R$ 86 million in 2010. The 2011 disbursement expectation is set at R$ 380 million and already takes into account the benefits prescribed by the Special Incentive Regime for Development of the Oil Industry Infrastructure in the North, Northeast and Midwest Regions (REPENEC [3]) – and by the Program for Integrated Development of the Alagoas State (PRODESIN [4]). The purpose is to meet the increasing Brazilian demand for PVC.

▶ Butadiene Project

Braskem intends to invest approximately R$ 300 million in the construction of a new butadiene plant, from usage of inputs internally produced. The project, the commencement of construction of which is scheduled for 2011, which shall still be approved by the Board of Directors, stipulates installation of a new line with annual capacity set at 100 thousand tons. With that, Braskem’ butadiene offer shall be increased by approximately 30%, to 446 thousand tons annually, as of 2013. In 2010, the butadiene prices increased in excess of 50% in relation to 2009, an effect of the increasing global demand and limited supply.

▶ Mexico Project – Ethylene XXI

The integrated project in Mexico, between Braskem and IDESA, with a 65% and 35% share, respectively, contemplates the production of polyethylene resins from ethane and is based upon an agreement executed with PEMEX-Gás for supply of 66,000 barrels/day of ethane for 20 years. The fixed investment estimated is set at US$ 2.5 billion. The estimated term for conclusion of works and start-up of the units is January 2015.

In November 2010, Braskem announced a strategic partnership with Ineos for technology in two of its three polyethylene plants, with nominal production capacity set at 750 thousand tons/year for production of high density polyethylene (HDPE). In February 2011, the Company confirmed a partnership with Lyondell Basell for use of the Lupotech T technology in the low density polyethylene plant (LDPE), with nominal production capacity set at 300 thousand tons/year.

[3] PIS/PASEP, COFINS and IPI taxes and contributions are cancelled in the sphere of REPENEC.

[4] PRODESIN: tax incentive, ICMS, granted by the Program for Integrated Development of the Alagoas State

The Mexican market in 2010 consumed approximately 1.8 million tons of polyethylene and the imported material accounted for 68% of supply. Accordingly, this project is extremely attractive and of major importance for the development of the local petrochemical industry.

The next steps of the 2011 project contemplate: (i) technology selection for cracker; (ii) conclusion of the project’s engineering and construction agreement; and (iii) Project Finance structuring, with construction estimated to commence in 2012.

▶ Other MOUs in Latin America

Braskem further has projects, in less advanced stages for projects of a like structure, in Peru, Bolivia. In the case of Peru, Braskem, Petrobras and PetroPeru concluded in 2010 the review phase and technical conception of the petrochemical complex project to be implemented in South Peru, with estimated capacity set at approximately 1.0 million tons per year of polyethylene. The opening of Braskem’s office in the city of Lima, Peru, is expected to occur in 2011, which shall offer support to the team involved in the project and to the commercial area, which already operates in such country.

▶ Green Polypropylene Project

Braskem has advanced in its strategy to become a world leader in sustainable chemistry and announced a project for production of Green Polypropylene in October 2010, during the K Fair, one of the most important events in the plastic industry. In 2011, the basic engineering studies will be concluded and it is expected that the plant, with a minimum production capacity set at 30 thousand tons per year of green propane, starts its operations in the second semester of 2013. The project will still be approved by the Board of Directors.

▶ Innovation Pipeline – Product Development

Utec Fiber

In December 2010, Braskem and the Science, Technology and Innovation Office in the State of Bahia signed two conventions and a memorandum of understanding to foster the research in technological innovation.

The first project of this partnership is the UTEC ® Fiber - a polyethylene fiber of ultra-high molecular weight, which counts on a 100% Brazilian pioneer technology in the world. Its main use will be in the pre-salt drilling rigs and armored waistcoats for the military area.

The UTEC ® Fiber is an important solution for the anchorage cables of the oil drilling rigs currently existing, manufactured in steel and/or polyester, as it is highly stiff and resistant, ideal for deep water drilling – between 2 and 3 thousand meters – as in pre-salt. In the National Defense area, the product is indicated for manufacture of bullet-proof waistcoats and is suitable for the needs of tropical countries such as Brazil, as it enables transpiration and is lighter, different from the imported models already existing.

The investment in the project will be set at US$ 10 million and it is expected that production in industrial scale shall commence in 2013 to supply the market potential, which is estimated between 1,000 and 1,500 tons/year.

 (ii)     Investment Financial Sources

The Company seeks to meet its investment plan, preferably with funding lines contracted from domestic and international official agents (including development financial institutions) (such as those described in item 10.1(f) of this Form, in subitem “loans taken from BNDES to foster development”), as these agents, as a rule, offer less burdensome conditions to the Company.

The investments that cannot be encompassed by these sources shall be defrayed by (i) cash flow resulting from the Company’s operating activities, or (ii) other sources, such as for instance, loans and financing (such as those set out in all other subitems of item 10.1(f) of this Form).

(iii)     Important divestitures underway and divestitures forecast

In 2010, there was no substantial divestiture and/or forecast for any divestiture.

(b)        Elements in the Company’s business plan related to acquisition of plants, equipment, patents or other assets which may substantially affect the Company’s production capacity and that have already been disclosed

The Company’s objective is to be a world leader in sustainable chemistry, innovating to better serve people. In this sense, it not only intends to make investments (as per item 10.10(a) of this Form, in the “investments” subitem), but also evaluates the acquisition of plants and companies, whenever they do not adversely affect the health of its capital structure. In other words, according to the Company’s business plan, not only the investments but also the acquisitions may assist in (i) the Company’s growth and consolidation in the regional and international market; and (ii) the access to major consumer markets and new alternatives of competitive raw material.

(c) Elements in the Company’s business plan related to new products and services

Braskem, in accordance with the 2020 View to be a Sustainable Chemistry World Leader, innovating to better serve people, revised its Innovation and Technology strategy in order to promote innovative technical solutions to ensure its world leadership in Sustainable Chemistry.

Braskem counts on Technology and Innovation centers, both in Brazil and the USA, composed of 235 members, 20% of which are masters or doctors. The assets intended for technology developments total U$S 330 million and 406 patents have already been filed.

 (i)     Description of researches underway, which have already been disclosed

a)   Agreement with the Bahia State Government for sustainability-oriented technology development. The UTEC Fiber, developed by the company and with a 100% domestic technology, is the first project in the partnership and a pioneer worldwide for pre-salt and military armoring;

b)   Solid partnership between Braskem and the Petrobras Research Center (CENPES), commencing joint projects of important strategic interest to Brazil and for competitiveness in the domestic petrochemical sector, through the development of renewable sources polymers and important technologies/products to overcome the technological challenges in oil drilling.

c)    Partnership with Novozymes, a world leader in the development of industrial enzymes, in the research for development of polypropylene (PP) made from sugar cane.

d)   Partnership agreement with Laboratório Nacional de Biociências (LNBio), in Campinas, for the conduction of researches in biotechnology, seeking the development of products that are economically competitive and sustainable at the same time, with a view to the use of raw materials from renewable sources.

e)   Partnership agreements with important domestic and international universities: Throughout 2010, partnership agreements were established for the development of technological projects with important domestic and international universities, such as UNICAMP, UFRJ, UFRGS, USP, Waterloo, in Canada, and Wageningen, in Holland.

The engagement in alliance with research institutes of acknowledged expertise has brought important results to the Company, which has caused more than 30 patents to be filed throughout 2010, thus totaling more than 400 patents already filed.

(ii)      Total amounts spent in research for development of new products

In 2010, the Company invested R$ 64.9 million in the Innovation area, partially seeking to improve the products and processes already existing and partially in the research and development of new products and new processes.

(iii)     Description of projects related to the development of new products already disclosed

There is no project in connection with the development of new products already disclosed.

(iv)     Total amounts spent in projects for development of new products

Not applicable.

10.11 Other factors that substantially affected the operational performance and that have not been identified or commented in the other items of this section

There is no other factor that has substantially affected the Company’s operational performance and that has not been identified or commented in the other items of this section.

ADMINISTRATION’S PROPOSAL

Candidates to the Position of Member of the Fiscal Council

12.6 Personal data of the candidates to the position of member of the Company’s Fiscal Council

Name	Age	Occupation	CPF or Passport	Position to which he/she is appointed	If elected, date of election and investiture	If elected, term of office	Other positions or duties exercised within the Company
Fiscal Council
Afonso Celso Florentino de Oliveira	39	Accountant	874.220.506-91	Fiscal Council Member (alternate)	04/29/2011	1 year	No
Ismael Campos de Abreu	55	Accountant	075.434.415-00	Fiscal Council Member (sitting member)	04/29/2011	1 year	No
Aluizio da Rocha Coelho Neto	38	Accountant	031.525.087-94	Fiscal Council Member (sitting member)	04/29/2011	1 year	No
Jayme Gomes da Fonseca Júnior	45	Business Administrator	350.606.895-49	Fiscal Council Member (alternate)	04/29/2011	1 year	No
Antônio Luiz Vianna de Souza	55	Mechanical Engineer	622.307.437-91	Fiscal Council Member (sitting member)	04/29/2011	1 year	No
Marcilio Jose Ribeiro Junior	37	Accountant	020.822.297-93	Fiscal Council Member (alternate)	04/29/2011	1 year	No
Carlos Alberto Siqueira Gomes	46	Accountant	771.775.767-20	Fiscal Council Member (alternate)	04/29/2011	1 year	No
Maria Alice Ferreira Deschamps Cavalcanti	51	Chemical Engineer	544.152.507-00	Fiscal Council Member (sitting member)	04/29/2011	1 year	No

12.7 Professional Information on the members of the statutory committees, as well as the audit, risk, finance and remuneration committee, even if such committees or structures are not statutory.

Not applicable.

12.8 Professional information on the candidates to the position of member of the Fiscal Council

(a) résumés

Sitting members

ALUIZIO DA ROCHA COELHO NETO

Mr. Aluízio Rocha is currently Head of the Controllership Department of Construtora Norberto Odebrecht S.A. (“CNO”), having been leader of the International Tax Planning department of said company, which indirectly holds an interest greater than 5% of one single type or class of securities of the Company. He is currently member of the Fiscal Council of BRK Investimentos Petroquímicos S.A. (“BRK”), the Company’s direct holding. From 2002 to 2008, Mr. Aluízio Rocha acted in the Company’s fiscal department, having held the position of Tax Planning Manager. He previously worked for 9 years at PricewaterhouseCoopers. Except for the position of member of the Company’s Fiscal Council during the year of 2010, Mr. Aluízio Rocha does not hold, nor has he held an administrative position in any other publicly-held company. Mr. Aluízio Rocha has majored in Accounting Sciences at Universidade Federal do Espírito Santo and has an MBA in controllership from USP/FIPECAFI.

ANTONIO LUIZ VIANNA DE SOUZA

Mr. Antonio Vianna acts since 2004 as Financial Planning and Portfolio Manager of Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), a company which indirectly holds an interest greater than 5% of one single type or class of securities of the Company. Since 1980, he has held several other positions in Petrobras. Except for the position of member of the Company’s Fiscal Council since April 2009, Mr. Antônio Vianna does not hold, nor has he held an administrative position in any other publicly-held company. Mr. Antonio Vianna has majored in Engineering at Universidade Federal do Rio de Janeiro, in Law at Universidade Federal Fluminense and has specialized in Economy at Fundação Getúlio Vargas.

ISMAEL DE CAMPOS ABREU

Mr. Ismael Abreu acts since 1995 as controller of Odebrecht S.A. (“Odebrecht”), a company which indirectly holds an interest greater than 5% of one single type or class of securities of the Company. He is currently member of the Fiscal Council of BRK, the Company’s direct holding. From 1978 to 1985, he acted as Manager of the tax consulting department of PricewaterhouseCoopers; from 1986 to 1988, as controller of Corrêa Ribeiro S.A. Comércio e Indústria; from 1989 and 1991, as Manager of the consultancy department of Arthur Andersen; and from 1992 to 1995, as partner of Performance Auditoria e Consultoria. He was a member of the Fiscal Council of Petroflex Indústria e Comércio S.A. (“Petroflex”) until the disposal of the interest held by the Company in Petroflex on April, 2008. From March 2006 to March 2008, he acted as member of the Fiscal Council of Companhia Petroquímica do Sul – Copesul (“Copesul”). Except for the position of member of the Company’s Fiscal Council, since April 2003, and the abovementioned positions, Mr. Ismael Abreu does not hold, nor has he held an administrative position in any other publicly-held company. Mr. Ismael Abreu has majored in Accounting at Fundação Visconde de Cairú and has a graduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento.

MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI

Mrs. Maria Alice Cavalcanti acts since 2003 as Tax Executive Manager in the Finance Department at Petrobras, a company which indirectly holds an interest greater than 5% of one single type or class of securities of the Company. She started her career at Petrobras in 1983 as processing engineer and since then she has acted in several departments of company, mainly in supply, new businesses, finance and tax departments. Mrs. Maria Alice Cavalcanti does not hold, nor has she held an administrative position in any other publicly-held company. Mrs. Maria Alice Cavalcanti has majored in chemical engineering at Universidade Federal do Rio de Janeiro, and has a graduate degree in oil processing engineering from Universidade Petrobras. In addition, she has a master’s degree in Marketing and Strategies from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA in finance from IBMEC.

Alternates

AFONSO CELSO FLORENTINO DE OLIVEIRA

Mr. Afonso Celso acts since March 2008 as Accounting Manager of CNO, a company which indirectly holds an interest greater than 5% of one single type or class of securities of the Company. He is currently alternate member of the Fiscal Council of BRK, the Company’s direct holding. From July 1994 to February 2008, Mr. Afonso Celso worked at PricewaterhouseCoopers, exercising the position of Senior Manager. Except for the position of alternate member of the Company’s Fiscal Council during the year of 2010, Mr. Afonso Celso does not hold, nor has he held an administrative position in any other publicly-held company. Mr. Afonso Celso has majored in Accounting Sciences at Universidade Federal de Minas Gerais and has a MBA from IBMEC Minas.

CARLOS ALBERTO SIQUEIRA GOMES

Mr. Carlos Alberto acts since 2002 in the Financial department of Petrobras, a company which has an indirect interest greater than 5% of one single type or class of securities of the Company. He held the position of General Accounting Manager from October, 2002 to August 2004, and since September 2004 he acts as Gas and Energy Business Accounting Manager. Mr. Carlos Alberto does not hold, nor has he held an administrative position in any other publicly-held company. Mr. Carlos Alberto has majored in Accounting Sciences at Universidade Cândido Mendes, has a graduate degree in Accounting Sciences from Fundação Getúlio Vargas, and a master’s degree in Business Economy and Finance from Fundação Getúlio Vargas.

JAYME GOMES DA FONSECA JUNIOR

Mr. Jayme Fonseca acts since April 2010 as Finance and Investors Relations Officer of CNO, a company which has an indirect interest greater than 5% of one single type or class of securities of the Company. Since that same date, he holds the position of Investors Relations Officer of Engipar Participações S.A., Officer of OCS-Odebrecht Administradora e Corretora de Seguros Ltda. and Officer of Odebrecht Serviços e Participações S.A. (“OSP”), all of which belong to Organização Odebrecht, and the latter directly holds an interest greater than 5% of one single type or class of securities of the Company. In addition, he acts as Officer of Belgrávia Empreendimentos Imobiliários S/A (“Belgravia”) since June, 2010, a company which indirectly holds an interest greater than 5% of one single type or class of securities of the Company. From 1996 to 1999, he acted as Tax Manager of Odebrecht; and from 1993 to 1996, as Tax Manager of CNO. From August 2008 to April 2009, he acted as Officer of Odebrecht Realizações Imobiliárias Investimentos S.A. From July 1997 to August 2007, and from November 2007 to March 2008, he held the position of officer of Braskem Petroquímica S.A. From 2004 to 2007, he was a member of the Board of Directors of Politeno Indústria e Comércio S.A. From 2006 to 2007, he acted as Executive Officer of Ipiranga Petroquímica S/A (“IPQ”) and from April 2007 to March 2008, he concurrently held the positions of Investors Relations Officer of IPQ, Officer of IQ Soluções & Química S.A. (“IQ”), Officer of IQAG Armazéns Gerais Ltda., and Officer of ISATEC – Pesquisa, Desenvolvimento e Análises Químicas Ltda. From March 2008 to July 2008 he acted as Member of the Fiscal Council of Copesul. Mr. Jayme Fonseca was Company’s controller from 2004 to 2007. In 2007, he acted as alternate member of the Company’s Fiscal Council and from 2008 until April 2010 he acted as sitting member of the Company’s Fiscal Council. From 1991 to 1993, he acted as supervisor of Performance Auditoria e Consultoria S.C.; and from 1989 to 1991, as assistant at Arthur Andersen S.C. Except for the current position of alternate member of the Company’s Fiscal Council and the other positions described above, Mr. Jayme Fonseca does not hold, nor has he held an administrative position in any other publicly-held company. Mr. Jayme Fonseca has a major in Business Administration from UNIFACS, a master’s degree in finance from Pontifícia Universidade Católica do Rio de Janeiro and another master’s degree in Accounting and Finance from University of Manchester.

MARCÍLIO JOSÉ RIBEIRO JÚNIOR

Mr. Marcílio José acts since 2006 in the Financial Governance Department of Petrobras, a company which holds an indirect interest greater than 5% of one single type or class of securities of the Company. From 1998 to 2001, Mr. Marcílio José acted as Accountant at Terminal Garagem Menezes Côrtes S.A.; from 2001 to 2002, as accounting manager at ALTM S.A. Tecnologia e Serviços de Manutenção; from 2002 to 2004, as Accountant at Gás e Participações Ltda.; from 2004 to 2005, as accounting manager at Starfish Oil and Gas S.A.; and from 2005 to 2006, as controller of Queiroz, Galvão Óleo e Gás S.A. Except for the position of alternate member of the Company’s Fiscal Council since May 2008, Mr. Marcílio José does not hold an administrative position in any other publicly held company. Mr. Marcílio José has a major in Accounting from Universidade Federal do Rio de Janeiro and a graduate degree in Economics and Economic Engineering from Universidade Federal Fluminense.

12.9 Marital relationship, common-law marriage or kinship up to the second degree involving the candidates to the position of member of the Company’s Fiscal Council

(a) among candidates to the position of member of the Company’s Fiscal Council

There is none.

(b) among: (i) candidates to the position of member of the Company’s Fiscal Council and (ii) administrators of controlled companies, whether direct or indirect, of the Company.

There is none.

(c) among: (i) candidates to the position of member of the Company’s Fiscal Council or that of its controlled companies, whether direct or indirect, and (ii) Company’s direct or indirect holding

There is none.

(d) among: (i) candidates to the position of member of the Company’s Fiscal Council and (ii) administrators of the Company’s direct or indirect holding

The candidate to the position of alternate member of the Company’s Fiscal Council, Mr. Jayme Gomes da Fonseca Junior, has a marital relationship with a member of the Executive Office of BRK, Company’s holding.

Subordination, provision of service or control relationships involving the candidates to the position of member of the Company’s Fiscal Council in the last 3 fiscal years and:

(a) direct or indirect Company’s controlled company:

Sitting Members

ALUIZIO DA ROCHA COELHO NETO

Mr. Aluizio Rocha was a member of the Fiscal Council of Petroquímica Paulínia S.A. from April, 2007 to July, 2008, a company merged into the Company in September, 2008.

ISMAEL CAMPOS DE ABREU

Mr. Ismael Abreu:

(i)          was, between March, 2006 and March, 2008, a member of the Fiscal Council of Copesul, a company merged into IPQ in September, 2008, which, in turn, was merged into the Company also in September, 2008;

(ii)         was, between March, 2007 and March, 2008, a member of the Fiscal Council of Refinaria de Petróleo Riograndense S.A. (current corporate name of Refinaria de Petróleo Ipiranga S.A.), a company which in 2009 became a controlled company of the Company (jointly with Ultrapar Participações S.A. and Petrobras); and

(iii)        was, between March, 2004 and March, 2008, a member of the Fiscal Council of Petroflex, a company whose shares were disposed of by Braskem in 2008.

Alternates

JAYME GOMES DA FONSECA JUNIOR

Mr. Jayme Fonseca:

(i)          was the Chief Executive Officer of IQ, a company controlled by the Company, between 2007 and 2008;

(ii)         was the Chief Executive Officer of IPQ, a company merged into the Company in September, 2008, between 2007 and 2008;

(iii)        was a member of the Fiscal Council of Politeno Indústria e Comércio S.A., from December, 2004 to April, 2007, date on which Politeno was merged into the Company;

(iv)        was an Officer of IQAG Armazéns Gerais Ltda., a company controlled by the Company, between 2007 and 2008;

(v)         was an Officer of ISATEC – Pesquisa, Desenvolvimento e Análises Químicas Ltda., a company controlled by the Company, between 2007 and 2008;

(vi)        was an Officer of Braskem Petroquímica S.A., a company controlled by the Company, between 1997 and 2007 and, at a later date, a deputy officer, between 2007 and 2008;

(vii)       was, between March and September, 2008, a member of the Fiscal Council of Copesul, a company merged into IPQ in September, 2008, which, in turn, was merged into the Company also in September, 2008.

(b) Company’s direct or indirect holdings

Sitting Members

ALUIZIO DA ROCHA COELHO NETO

Mr. Aluizio Rocha is a member of the Fiscal Council of BRK since April, 2010 (Company’s direct holding);

ISMAEL DE CAMPOS ABREU

Mr. Ismael Abreu:

(i)          was a controller of Odebrecht from 1995 to 2009 (Company’s indirect holding);

(ii)         was an Officer of BRK until July, 2010 and since April, 2010 is a member of its Fiscal Council (Company’s direct holding);

(iii)        was an Officer of OSP until April 2010 (Company’s indirect holding);

(iv)        was an Officer of Nordeste Química S.A. – Norquisa (“Norquisa”) from February, 2009 until April 2010 (company which was part of the Company’s controlling group until  December 31, 2009).

Alternates

AFONSO CELSO FLORENTINO DE OLIVEIRA

Mr. Afonso Celso is, since April, 2010, an alternate member of the Fiscal Council of BRK (Company’s direct holding).

JAYME GOMES DA FONSECA JÚNIOR

Mr. Jayme Fonseca:

(i)           is an Officer of OSP (Company’s indirect holding) since April, 2010;

(ii)          is an Officer of Norquisa since April, 2010 (a company which was part of the Company’s controlling group until December 31, 2009);

(iii)         is an Officer of Belgrávia since June, 2010, a company which indirectly holds an interest greater than 5% in one single type or class of securities of the Company.

(c) if relevant, supplier, client, debtor or creditor of the Company, its controlled companies or holdings of any of such persons

Sitting Members

ALUIZIO DA ROCHA COELHO NETO

Mr. Aluizio Rocha is, since January, 2009, an employee of CNO (relevant service provider of the Company).

ANTONIO LUIZ VIANNA DE SOUZA

Mr. Antonio Vianna is an employee of Petrobras (relevant supplier of raw materials of the Company). Such position was held in 2008, 2009 and 2010, until the date hereof.

MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI

Ms. Maria Alice Cavalcanti is an employee of Petrobras (relevant supplier of raw materials of the Company). Such position was held in 2008, 2009 and 2010, until the date hereof.

Alternates

AFONSO CELSO FLORENTINO DE OLIVEIRA

Mr. Afonso Celso is, since March, 2008 an employee of CNO (relevant service provider of the Company).

CARLOS ALBERTO SIQUEIRA GOMES

Mr. Carlos Alberto is an employee of Petrobras (relevant supplier of raw materials of the Company).  Such position was held in 2008, 2009 and 2010, until the date hereof.

JAYME GOMES DA FONSECA JÚNIOR

Mr. Jayme Fonseca is, since April, 2009, an employee of CNO (relevant service provider of the Company).

MARCILIO JOSE RIBEIRO JUNIOR

Mr. Marcílio José is an employee of Petrobras (relevant supplier of raw materials of the Company).  Such position was held in 2008, 2009 and 2010, until the date hereof.

13. MANAGEMENT REMUNERATION[5]

13.1 Policy and practice of remuneration to the board of directors, statutory and non-statutory boards, fiscal council, and statutory, audit, risk, financial and remuneration committees

(a) Objectives of the Company’s remuneration policy

The Company has adopted a remuneration policy that is both competitive and transparent for all of its managers, that seeks to attract and retain the best professionals in the market, as well as allow for effective compensation management on both a collective and individual basis. The Company remunerates its managers based on methodologies commonly practiced in the market and as deemed necessary to effectively carry out its business responsibilities. In the case of Directors, a variable remuneration policy allows for the sharing of both risk and profits of the company with its key executives.

(b) Composition of remuneration

(i)      Description of the remuneration elements and the objectives for each:

Board of Directors and Fiscal Council

Regular members of the Board of Directors and the Audit Committee are remunerated by fixed fees. The objective with this form of remuneration is to compensate these officers according to their obligations and responsibilities as they manage the Company’s business.

Statutory and Non-Statutory Boards

Members of statutory and non-statutory Boards are remunerated by both a fixed monthly fee as well as a variable component based on individual performance compared with set goals, as well as actual financial results.

The Directors may also participate in a Long Term Incentive Program consisting of the acquisition of Investment Units, which are based on the average closing price of preferred Class “A” shares (BRKM5) issued by the Company. The terms and conditions of this program are detailed in Item 13.4 below.

Finally, directors are entitled to the same benefits offered by the company to its employees, such as medical and dental care, meals and supplementary pension. Such benefits complement other remuneration based on market practices.

[5]    As per article 67 of CVM Instruction 480/09 and per article 35 of CVM Instruction 481/09, information for the years 2007 and 2008 were not disclosed.

Statutory, audit, risk, financial and remuneration committees

Not applicable. The Company has three committees that support the Board of Directors: (i) the Finance and Investment Committee; (ii) the Persons and Organization Committee; and, (iii) the Strategy and Communications Committee. These committees are comprised of members of the Board of Directors, which do not receive any additional remuneration for participating in these committees.

(ii)      proportion of each component in total remuneration

Board of Directors and Fiscal Council

Remuneration for members of the Board of Directors and Fiscal Council is fixed, completely comprised of fees.

Statutory and Non-Statutory Executive Boards

Total remuneration for this group is composed of approximately 30% from fixed salary, 69% from variable remuneration and 1% from benefits.

Statutory, audit, risk, financial and remuneration committees

Not applicable. The Company does not have such bodies.

(iii)     methodology for calculating and adjusting each component of remuneration

Board of Directors

Monthly remuneration for the directors is determined through research of practices by companies operating in the same industry as the Company. The Company’s policy is to set its remuneration near the median of the market.

Fiscal Council

Members of Statutory and Non-Statutory Executive Boards receive the minimum amount established in article 162, paragraph 3 of Law No. 6,404/76.

Statutory and Non-Statutory Executive Boards

Fixed monthly remuneration for these Directors is based on commonly held practices in the local market, which are determined through surveys of companies operating in the same industry as the Company, especially those in the chemical and petrochemical segments. The Company's policy is to set fixed remuneration near the median of the market.

The bands for fixed monthly fees are determined using the following as a base:

•                    85% of the market Median as a minimum (Development Band)

•                    Median of the market as a central reference (Market Target Band)

•                    115% of the market Median as a maximum (Advance Performance Band)

As for variable remuneration, it is the Company’s policy to offer 25% above that of the market.

The Company offers the same benefits package to all its employees, including statutory and non-statutory executive Directors. Adjustments are based on comparative studies, which serve as a base when determining revisions.

Statutory, audit, risk, financial and remuneration committees

Not applicable. The Company does not have these bodies.

(iv)     justification for the composition of remuneration

Board of Directors

Market references are obtained through surveys of companies in the same industrial sector as the Company.

Fiscal Council

As provided by law.

Statutory and Non-Statutory Executive Boards

The remuneration offered to Directors of the Company is designed to attract and retain the highest level professionals based on current market practices regarding both fixed and variable remuneration as well as benefits for each position. The Company’s policy is more aggressive with regard to variable remuneration so as to align the interests of the directors with those of the Company, so as to share the risks and success of the Company with its key executives.

The distribution of remuneration among fixed, variable and benefit components in effect during the 2010 fiscal year and expected for the 2011 fiscal year stress the variable component, and thus, are in line with the objectives of the Company’s remuneration policy.

Statutory, auditing, risk, financial and remuneration committees

Not applicable. The Company does not have these bodies.

(c) Principal performance indicators taken into consideration in determining each component of remuneration

Board of Directors and Fiscal Council

Not applicable.

Statutory and Non-Statutory Executive Boards

The monthly remuneration for each Director depends on the degree of compliance with requirements previously defined in each program. Variable remuneration is conditional upon the accomplishment of internal goals as well as financial performance by the Company as per the following criteria: (i) operating profit net of tax; (ii) capital employed, represented by the management of fixed assets and working capital; and, (iii) the weighted average cost of capital (WACC).

Statutory, auditing, risk, financial and remuneration Committees

Not applicable.

(d) How remuneration is structured to reflect performance

Board of Directors and Fiscal Council

Not applicable.

Statutory and Non-Statutory Executive Boards

Changes in the components of remuneration are directly tied to both individual and Company performance and the achievement of goals established for a pre-determined period.

Statutory, audit, risk, financial and remuneration committees

Not applicable.

(e) How the remuneration policy is aligned with the Company’s short, medium-term and long-term interests.

The remuneration strategy is tied to factors and assumptions that make it more equitable (considering each officer’s abilities, professional capacity and impact on results), competitive (in line with market standards), effective (in terms of costs to the Company) and secure (ensuring the continuity of the business). To the extent these goals are met, the Company should generate more profits, which can then be distributed in the form of fixed remuneration in the short term, variable compensation in the medium-term and incentives for the longer-term. This system should help the Company grow and move towards achieving its potential.

(f) Remuneration for subsidiaries and direct or indirect controllers

Board of Directors and Fiscal Council

Not applicable.

Statutory and Non-Statutory Executive Boards

Not applicable.

Statutory, audit, risk, financial and remuneration committees

The Company does not maintain any statutory, audit, risk, financial or remuneration committees.

(g) Remuneration or benefits linked to certain corporate events, such as sale of control by the issuer

There is no remuneration linked to the occurrence of corporate events.

13.2    Information about the remuneration recognized in earnings over the last 3 fiscal years and projections for the current year for the board of directors, the statutory executive board and the fiscal council. [6]

2011

	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members[1]	11	7	5	23
Fixed Annual Remuneration (R$)	1,947,858.00	9,386,222.83	448,800.00	11,782,880.83
Salary	1,947,858.00	9,246,666.67	448,800.00	11,643,324.67
Benefits – direct & indirect	N/A	139,556.16	N/A	139,556.16
Committee participation	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Variable Remuneration	N/A	13,420,000.00	N/A	13,420,000.00
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	13,420,000.00	N/A	13,420,000.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Retirement Benefits	N/A	359,424.00	N/A	359,424.00
Benefits – termination of post	N/A	N/A	N/A	N/A
Remuneration based on shares[2]	N/A	2,013,000.00	N/A	2,013,000.00
Total[3]	1,947,858.00	25,178,646.83	448,800.00	27,575,304.83

(1)   As per CVM guidelines, calculated as the annual average of the number of members of each body.

(2)   These values are as per the long term incentive program described in item 13.4, below.

(3)   The total value does not include pension or worker charges.

In the above table, “N/A” signifies that the Company does not offer the referenced type of remuneration to the body in question.

2010

	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members[1]	11	6.58	5	22.58
Fixed Annual Remuneration (R$)	1,536,000.00	5,887,964.54	328,352.00	7,752,316.54
Salary	1,536,000.00	5,721,497.90	328,352.00	7,585,849.90
Benefits – direct & indirect	N/A	166,466.64	N/A	166,466.64
Committee participation	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Variable Remuneration	N/A	13,400,000.00	N/A	13,400,000.00
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	13,400,000.00	N/A	13,400,000.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Retirement Benefits	N/A	181,345.77	N/A	181,345.77
Benefits – termination of post	N/A	N/A	N/A	N/A
Remuneration based on shares[2]	N/A	N/A	N/A	N/A
Total	1,536,000.00	19,469,310.31	328,352.00	21,333,662.31

[6]    As per article 67 of CVM Instruction 480/09 and per article 35 of CVM Instruction 481/09, information for the years 2007 and 2008 were not disclosed.

(1)   As per CVM guidelines, calculated as the annual average of the number of members of each body.

In the above table, “N/A” signifies that the Company does not offer the referenced type of remuneration to the body in question.

13.3 Information about variable remuneration over the last 3 fiscal years and projections for the current year for the board of directors, the statutory executive board and the fiscal council [7]

2011

	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members[1]	11	7	5	23
Bonus
Minimum value projected as per the remuneration plan	N/A	N/A	N/A	N/A
Maximum value projected as per the remuneration plan	N/A	N/A	N/A	N/A
Value projected in the remuneration plan – goals achieved	N/A	N/A	N/A	N/A
Value recognized	N/A	N/A	N/A	N/A
Profit sharing
Minimum value projected as per the remuneration plan	N/A	0.00	N/A	N/A
Maximum value projected as per the remuneration plan	N/A	16,104,000.00	N/A	16,104,000.00
Value projected in the remuneration plan – goals achieved	N/A	13,420,000.00	N/A	13,420,000.00
Value recognized	N/A	N/A	N/A	N/A

(1)   As per CVM guidelines, calculated as the annual average of the number of members of each body.

[7]    As per article 67 of CVM Instruction 480/09 and per article 35 of CVM Instruction 481/09, information for the years 2007 and 2008 were not disclosed.

In the above table, “N/A” signifies that the Company does not offer the referenced type of remuneration to the body in question.

2010

	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members[1]	11	6.58	5	22.58
Bonus
Minimum value projected as per the remuneration plan	N/A	N/A	N/A	N/A
Maximum value projected as per the remuneration plan	N/A	N/A	N/A	N/A
Value projected in the remuneration plan – goals achieved	N/A	N/A	N/A	N/A
Value recognized	N/A	N/A	N/A	N/A
Profit sharing
Minimum value projected as per the remuneration plan	N/A	0.00	N/A	N/A
Maximum value projected as per the remuneration plan	N/A	14,400,000.00	N/A	14,400,000.00
Value projected in the remuneration plan – goals achieved	N/A	13,400,000.00	N/A	13,400,000.00
Value recognized	N/A	13,400,000.00	N/A	13,400,000.00

(1)   As per CVM practices, represents the annual average of members for each organ.

In the above table, “N/A” signifies that the Company does not offer the referenced type of remuneration to the body in question.

13.4 Remuneration plan based on shares for the board of directors and statutory executive board in effect during the previous fiscal year and projected for the current fiscal year [8]

Board of Directors

The Company did not have a stock-based remuneration plan in effect during the previous fiscal year and does not have such a plan in effect for the current fiscal year for members of the Board of Directors.

Statutory Executive Board:

Described below in lines “a” and “n” of item 13.4.

[8]    Conforme facultado pelo artigo 67 da Instrução CVM 480/09 e pelo artigo 35 da Instrução CVM 481/09, não foram disponibilizadas as informações relativas aos exercícios de 2007 e 2008.

(a) General terms and conditions

The Long-Term Incentive Program is under review and should be approved during the current fiscal year. Currently, the following conditions remain in effect:

Each year, the CEO of the Company will submit for approval to the Board of Directors a Long-Term Incentive Program ("the Program"), which is offered to executive Directors, statutory or otherwise. This Program consists of the acquisition of Investment Units, which are based on the average closing price of preferred Class “A” shares (BRKM 5) issued by the Company.

It is important to note that holders of the Investment Units are not considered shareholders of the Company, nor does holding the units confer any rights or privileges inherent in being a shareholder, in particular voting and other rights. Thus, the information requested in item 13 4 were adapted, where necessary, to the characteristics of the Long-Term Incentive Plan, known in the market as the "Phantom Option Plan.”

Each Program shall include: (i) the maximum number of Investment Units to be issued during the year; (ii) the recipients who will be offered the Investment Units, who will be termed "Entrepreneur Investor Partners"; (iii) the purchase price of Investment Units to be paid by the Entrepreneur Investor Partners; (iv) the expected allocation of Investment Units between specified Entrepreneur Investor Partners; and, (v) the amount of Investment Units to be delivered to the Entrepreneur Investor Partners as incentive for the acquisition of the Units allocated.

(b) Principal objectives of the plan

The Program seeks to provide Entrepreneur Investor Partners with the opportunity of investing in Investment Units of the Company, as per the objectives referenced in item “d” below.

(c) How the Plan conforms to these objectives

By being structured to provide benefits and rewards only when there is wealth generation at the company, and encouraging the retention of key executives.

(d) How the Plan fits with the issuer’s remuneration policy

The Program seeks a convergence of interests and the generation of long-term wealth, encouraging a long-term commitment from the Entrepreneur Investor Partners by providing them the opportunity for financial gains during their tenure at the Company as well as the chance to obtain additional equity both during their tenure and after retirement.

(e) How the Plan aligns the interest of management and the issuer in the short, medium and long-terms

The Program ties growth of the company with that of its directors. The better the performance by the beneficiaries of the Program and the higher the profits of the Company, the greater will be the corresponding remuneration.

(f) Maximum number of shares issued

The maximum number of Investment Units to be issued will be proposed annually by the Company’s CEO to the Board of Directors.

(g) Maximum number of shares to be awarded

The maximum number of Investment Units to be awarded will be determined by the Company’s Board of Directors.

(h) Conditions pursuant to the acquisition of shares

Eligible participants in the Long-Term Incentive Plan and the acquisition of Investment Units include statutory and non-statutory executive directors as indicated each year by the Company’s CEO, taking into consideration the duties and strategic responsibilities of each over the period. The recommendations by the CEO will be submitted for approval to the Board of Directors.

(i) Criteria for determination of the acquisition or exercise price

Corresponding to the average closing price of the Company’s preferred Class “A” shares (BRKM5) on the Sao Paulo Stock Exchange between the months of October and March of each year.

(j) Criteria for determination of the exercise period

Redemption of Investment Units is subject to a lock up period of 5 years beginning from entry into the program. The exercise period is defined by date of entry into the program until the date of the first Purchase Contract of Investment Units made by the Entrepreneur Investor Partners. After the 5-year waiting period, the Entrepreneur Investor Partners may withdraw up to 20% of the balance of the Investment Units they own. Following this initial drawdown, the Entrepreneur Investor Partners may make additional drawdowns of up to 10% of the balance of Investment Units owned.

(k) Form of settlement

There are three forms of settlement, as explained below:

•                Expiration of the 5 year lock up period starting from entry into the Program. After 5 years, the investor can redeem up to 20% of the balance of the Investment Units he/she owns. After this initial redemption, new withdrawals can be made of up to 10% of the balance of Investment Units owned each year.

•                Termination of employment or mandate. In the event an Entrepreneur Investor Partner is terminated without just cause, ceases being an employee of the Company due to retirement or is removed from his executive position without remaining an employee, all Investment Units owned by him may be redeemed. If the Entrepreneur Investor Partner is dismissed for just cause, resigns, or renounces his executive position without remaining an employee, only those Investment Units acquired by him will be available for redemption. In other words, the Entrepreneur Investor Partner will lose the right to any Investment Units issued by the Company as incentive for the acquisition of allocated Units.

•                Death. In case of death of the Entrepreneur Investor Partner, all the Investment Units will be redeemed in advance by the Company at the time the inventory is opened. The redeemed value will be transferred to the Entrepreneur Investor Partner’s estate for subsequent distribution to the appropriate heirs or successors.

(l) Restrictions on transfer of shares

Investment Units are not transferrable.

(m) Criteria and events which, upon verification, could result in the suspension, alteration or termination of the plan

Any significant alteration regarding the legal or fiscal treatment of the Program could lead to its partial or total revision, or even to its suspension or termination by the CEO of the Company, with subsequent approval by the Board of Directors. In such case, all previous conditions and rights acquired would be preserved up until that time.

(n) Impact of the exit of directors from the issuer’s boards on the rights provided for in the stock-based remuneration plan.

See item “k” above.

13.5    Quantity of shares held directly or indirectly, in Brazil or abroad, and other securities convertible into shares, issued by the issuer, its direct or indirect controllers or subsidiaries which are held by members of the board of directors, the statutory executive board or fiscal council, as of the closing date of the last fiscal year

Shares issued by the Company

Board of Directors

Ordinary shares: 169

Preferred Class A shares: 77,007

Statutory Executive Board

Ordinary shares: 100

Preferred Class A shares: 293,600

Fiscal Council

Members of the Fiscal Council are not holders of the securities issued by the Company.

Shares issued by direct or indirect controllers of the Company

Controlling Group

Ordinary shares: 420,761,481

Preferred Class A shares: 79,182,488

Board of Directors

As mentioned in item 15.1 of the Company’s, Reference Form, some members of the Board of Directors are owners of shares or quotas issued by the direct or indirect controllers of the Company.

Statutory Executive Board

As mentioned in item 15.1 of the Company’s Reference Form, some of the statutory executive Directors of the Company are owners of shares or quotas issued by the direct or indirect controllers of the Company.

Fiscal Council

Members of the Fiscal Council are not holders of securities issued by direct or indirect controllers of the Company.

Shares or quotas issued by subsidiaries controlled by or under joint control of the Company

Board of Directors

Members of the Company’s Board of Directors are not holders of securities issued by entities either controlled by or under joint control of the Company.

Statutory Executive Board

Statutory Directors of the Company are not holders of securities issued by entities either controlled by or under joint control of the Company.

Fiscal Council

Members of the Fiscal Council are not holders of securities issued by entities either controlled by or under joint control of the Company.

13.6    Information about stock-based remuneration recognized in earnings during the last 3 fiscal years and projected for the current fiscal year, pertaining to the board of directors and the statutory executive board [9]

Not applicable. The Long-Term Incentive Program mentioned in item 13.4 above was not proposed by the CEO to the Board of Directors during the current fiscal year, nor during the fiscal year ending on December 31, 2010.

13.7 Information about open options held by the board of directors and the statutory executive board as of the end of the latest fiscal year [10]

As of the close of the last fiscal year, the Company did not have a stock-based remuneration plan in place for members of the Board of Directors or the Statutory Executive Board.

13.8 Information about options exercised and shares delivered relating to stock-based remuneration for the board of directors and the statutory executive board [11]

There were no exercise of any options given that the company has no stock-based compensation plan in effect for members of the Board of Directors or the Statutory Executive Board.

13.9 Information required to understand the data disclosed in items 13.6 and 13.8, and an explanation of the pricing methodology for shares and options

The Company does not have a stock-based remuneration plan for members of the Board of Directors or the Statutory Executive Board.

13.10 Information about the current retirement plans offered to members of the board of directors and statutory executive directors

	Board of Directors	Statutory Board	Fiscal Council
Number of Members	11	6.58	5
Plan name	N/A	Odebrecht Previdência	N/A
Number of officers who qualify for retirement	N/A	0	N/A
Conditions for early retirement	N/A	Early retirement not possible	N/A
Present value of accumulated contributions in the pension plan through the close of the latest fiscal year, less contributions made directly by the officers	N/A	1,126,382.61	N/A
Accumulated total value of contributions made during the latest fiscal year, less contributions made directly by the officers	N/A	124,791.34	N/A
Possibility of and conditions for early redemption	N/A	There is no possibility of early redemption	N/A

[9]    As per article 67 of CVM Instruction 480/09 and per article 35 of CVM Instruction 481/09, information for the years 2007 and 2008 were not disclosed.

[10] As per article 67 of CVM Instruction 480/09 and per article 35 of CVM Instruction 481/09, information for the years 2007 and 2008 were not disclosed.

[11] As per article 67 of CVM Instruction 480/09 and per article 35 of CVM Instruction 481/09, information for the years 2007 and 2008 were not disclosed.

In the above table, “N/A” means that the Company does not have a pension plan for the entity in question.

13.11 Information about the board of directors, statutory executive board and fiscal council

Item not disclosed due to an injunction issued by MM. Judge of the 5th Federal Court/RJ, case documents 2010.5101002888-5.

13.12 Contractual arrangements, insurance policies and other instruments that may provide remuneration or indemnification to officers in the event of removal from office or retirement

There are no contractual arrangements, insurance policies or other instruments which would provide remuneration or indemnification to officers in the event of removal from office or retirement.

13.13  Percentage of total remuneration for each body recognized in the Company’s earnings for members of the board of directors, the statutory executive board and the fiscal council which are related to either direct or indirect controlling shareholders, as per accounting rules

Board of Directors: 36.36%

Fiscal Council: 60.00%

Statutory Executive Board: 0.00%

13.14 Remuneration to members of the board of directors, the statutory executive board and the fiscal council unrelated to their position

There is no remuneration to members of the Board of Directors, the Statutory Executive Board or the Fiscal Council for whatever reason which is not a function of the positions they occupy.

13.15  Amounts recognized in the financial statements of direct or indirect controllers of the Company pertaining to fully or jointly-controlled subsidiaries of the Company for remuneration to members of the board of directors, the statutory executive board or the fiscal council

During fiscal year 2010, all remuneration to members of the Board of Directors, the Statutory Executive Board and the Fiscal Council were recognized in the financial statements of the Company.

13.16 Other relevant information

All relevant information pertaining to the remuneration of officers has been disclosed in the previous items of this Chapter of the Company’s Reference Form.

Braskem – Ordinary General Meeting – April 29, de 2011

_________________________________________________________________________

Proposal for aggregate yearly compensation of the Managers and the Members of the Fiscal Council – fiscal year of 2011

1.     Managers

Officers and Members of the Board of Directors	R$ 32.493

(in thousands of reais)

2.     Fiscal Council

Members of the Fiscal Council	R$ 539

(in thousands of reais)

Proposal for the allocation of net income in 2010
(as per Attachment 9-1-II of CVM Instruction 481/2009)

The Company’s Management hereby presents the information required by Attachment 9-1-II of CVM Instruction 481 dated December 17, 2010:

1.              Inform the net income in the fiscal year:

The Company’s net income in fiscal year 2010 was R$1,895,309 thousand.

2.              Inform the total amount and amount per share of the dividends, including any dividends prepaid and interest on equity already declared:

Management proposes paying total dividends of R$665,630 thousand.

The total dividends proposed represent R$0.833247140 per common and preferred class “A” shares, and R$0.601988304 per preferred class “B” shares, in accordance with the Company’s bylaws.

In fiscal year 2010, no dividends were prepaid and no interest on equity was declared by the Company.

3.              Inform the percentage of net income distributed in the fiscal year:

Management proposes the payment of total dividends corresponding to 40% of adjusted net income.

4.              Inform the total amount and amount per share of the dividends distributed based on net income in prior fiscal years:

There was no distribution of dividends or declaration of interest on equity based on net income in prior fiscal years.

5.              Inform, deducting any dividends prepaid and interest on equity already declared:

(a) the gross amount per share of dividends and interest on equity, separately for each type and class of share:

The total dividends proposed represent R$0.833247140 per common and preferred class “A” shares, and R$0.601988304 per preferred class “B” shares.

(b) the form and date for the payment of dividends and interest on equity:

In accordance with Management's proposal, the payment of dividends will be made in cash on May 10, 2011.

(c) any restatement and interest applicable on the dividends and interest on equity:

In accordance with Article 45 of the Company’s Bylaws, no restatement or interest is applied to the dividends and interest on equity attributed to shareholders.

(d) declaration date of the payment of dividends and interest on equity considered for identifying those shareholders entitled to receive said payments:

The declaration of dividends to be distributed is subject to approval by shareholders at the Annual Shareholders’ Meeting to be held on April 29, 2011. Once approved, the declaration date will be on April 29, 2011.

6.              If there were any declarations of dividends or interest on equity based on the net income ascertained by semiannual balance sheets or statements for shorter periods:

(a) inform the amount of dividends or interest on equity already declared:

There were no declarations of dividends or interest on equity based on the net income ascertained by semiannual balance sheets or statements for shorter periods.

(b) Inform the respective payment dates:

Not applicable.

7.              Provide a comparative table indicating the following amounts per share for each type and class of share:

(a) net income in the fiscal year and in the three (3) prior fiscal years:

	Fiscal years ended on December 31 (in thousands of R$)

	2010	2009	2008	2007

Net income (loss)	1,895,309	398,491	(2,506,923)	617,438
Number of shares:
Common	451,669,063	190,462,446	190,462,446	149,810,870
Preferred class “A”	349,402,736	329,871,890	316,484,733	298,818,675
Preferred class “B”	593,818	593,818	593,818	803,066
Total shares	801,665,617	520,928,154	507,540,997	449,432,611
Net income (loss) per share	2.36	0.76	(4.94)	1.37

(b) dividends and interest on equity distributed in the three (3) prior fiscal years:

	Common Shares		Preferred class “A” shares		Preferred class “B” shares

	Dividends	IOE	Dividends	IOE	Dividends	IOE

Fiscal year ended December 31, 2009	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Fiscal year ended December 31, 2008	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Fiscal year ended December 31, 2007	R$ 0.64	R$ 0.00	R$ 0.64	R$ 0.00	R$ 0.64	R$ 0.00

8.              If net income was allocated to the legal reserve:

(a)   identify the amount allocated to the legal reserve:

In accordance with Management’s proposal, the amount of R$87,710 thousand will be allocated to the legal reserve.

(b) detail the method for calculating the legal reserve:

2010
R$ thousand
Net income in fiscal year	1,895,309
Additional indexation of fixed assets	27,236
Dividends prescribed / other	(2,650)
Absorbed balance of retained losses	(165,703)
Adjusted net income in fiscal year	1,754,192
Portion allocated to the legal reserve (5% of adjusted income)	(87,710)

9.              If the company has preferred shares with the right to fixed or minimum dividends:

a) describe the method for calculating the fixed or minimum dividends:

In accordance with the Company's Bylaws, the preferred class "A" and "B" shares are entitled to the payment of a minimum, non-cumulative dividend of six percent (6%) of its "unit value", in accordance with the income available for distribution. Only the preferred class "A" shares are entitled to participate on an equal basis with the common shares in the distribution of the remaining net income, and these shares are only entitled to the dividend after payment of the priority dividend to the preferred class "A" and "B" shares. The preferred class "B" shares do not participate in the remaining net income after said shares receive the above-mentioned minimum dividend.

(b) inform if the net income in the fiscal year is sufficient for the full payment of the fixed or minimum dividends:

The Company's net income in the fiscal year is sufficient for the full payment of the fixed (preferred class "B" shares) and minimum (preferred class "A" shares) dividends.

(c) identify if any portion not paid is cumulative:

In accordance with the Company’s Bylaws, the portion not paid of the fixed and minimum dividends is not cumulative.

(d) identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares:

In accordance with Management's proposal, the overall amount of the dividend to be paid for the preferred class "B" shares is R$357 thousand (fixed dividends) and R$288,922 thousand for the preferred class "A" shares (minimum dividend, plus the portion of remaining net income to which they are entitled, at conditions equal to those of the common shares).

 (e) identify the amount of fixed or minimum dividends to be paid for each class of preferred shares:

In accordance with Management’s proposal, the amounts to be paid for the fixed dividends are R$ 0.601988304 per preferred class “B” share and R$ 0.833247140 per preferred class "A" share, which corresponds to the payment of the minimum dividend, plus the portion of remaining net income to which they are entitled, at conditions equal to those of the common shares.

10.           Regarding the mandatory dividend:

(a) describe the calculation method provided for in the bylaws:

Shareholders are entitled to receive as mandatory dividend twenty-five percent (25%) of the net income ascertained at the end of the fiscal year, in accordance with governing law, observing the legal and statutory advantages of the preferred shares.

The calculation for fiscal year 2010 is shown below:

2010
R$ thousand
Net income in fiscal year	1,895,309
Additional indexation of fixed assets	27,236
Dividends prescribed / other	(2,650)
Absorbed balance of retained losses	(165,703)
Adjusted net income in fiscal year	1,754,192
Portion allocated to the legal reserve	(87,710)
Portion allocated to the fiscal incentive reserve	(5,347)
Net income in fiscal year and adjusted for the calculation of dividends	1,661,135

Mandatory minimum dividend - 25% of adjusted net income	415,284
Additional dividends proposed	250,346
Total dividends proposed	665,630

(b) inform if it is being fully paid:

In accordance with Management’s proposal, the mandatory dividend will be distributed and paid in full.

(c) inform any amount withheld:

In accordance with Management’s proposal, no amount of the mandatory dividend will be withheld.

11.           If the mandatory dividend was withheld due to the company's financial situation:

(a) inform the amount withheld:

In accordance with Management’s proposal, no amount will be withheld due to the Company’s financial situation.

(b) describe in detail the company's financial situation, including the aspects related to the analyses of liquidity, working capital and positive cash flows:

Not applicable.

(c) justify the withholding of dividends:

Not applicable.

12.           If net income was allocated to the contingency reserve:

(a) identify the amount allocated to the reserve:

In accordance with Management’s proposal, no amounts will be allocated to the contingency reserve.

(b) identify the loss considered probable and the associated lawsuit:

         Not applicable.

(c) explain why the loss was considered probable:

         Not applicable.

(d) justify the constitution of the reserve:

         Not applicable.

13.            If net income was allocated to the unearned income reserve:

(a) inform the amount allocated to the unearned income reserve:

In accordance with Management’s proposal, the amount of R$995,505 thousand will be allocated to the unearned income reserve.

(b) inform the nature of the unearned income that led to the creation of the reserve:

This reserve was established based on unearned income in conformity with items I and II, paragraph 1, Article 197 of Federal Law 6,404/76, as amended by Federal Law 11,638/07, whose future realization will be made in accordance with governing law.

14.           If net income was allocated to the statutory reserves:

(a) describe the clauses in the bylaws that establish the reserve:

The Company’s Bylaws do not establish statutory reserves.

(b) identify the amount allocated to the reserve:

            Not applicable.

(c) describe how the amount was calculated:

           Not applicable.

15.           If the withholding of net income was provided for in the capital budget:

(a)       identify the amount withheld:

In accordance with Management’s proposal, the withholding of net income is not provided for in the capital budget.

(b)       provide a copy of the capital budget:

         Not applicable.

16.           If net income was allocated to the fiscal incentive reserve:

(a) inform the amount allocated to the reserve:

In accordance with Management’s proposal, the amount of R$5,347 thousand will be allocated to the fiscal incentive reserve.

(b) explain the nature of the allocation:

Prior to the adoption of federal laws 11,638/07 and 11,941/09, the income tax incentive was classified as capital reserves and was not recognized on the income statement. As of January 1, 2007, this tax incentive began to be recognized under net income in the fiscal year, allocated to the profit reserve by the proposal submitted by management and subject to approval by the Annual Shareholders’ Meeting. Regardless of the changes introduced by federal laws 11,638/07 and 11,941/09, this incentive may only be used to increase the capital stock or absorb losses.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.